Exhibit 99.1

Glossary

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this annual information form:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means this Annual Information Form and the appendices attached hereto.

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta).

“Common Shares” means a common share in the capital of the Company.

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure, and Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of Vermilion Resources Ltd., previously a subsidiary of the company ("VRL"), received 1.89344 common shares for each exchangeable share held.

“Dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share.

“McDaniel & Associates” means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta.

“McDaniel & Associates Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by McDaniel & Associates dated March 5, 2024 and effective December 31, 2023.

“NCIB” means the normal course issuer bid approved by the Toronto Stock Exchange allowing Vermilion to repurchase its common shares.

“Shareholders” means holders from time to time of the Company’s common shares.

“Subsidiary” means, in relation to any person, any corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement.

“Trust Unit” means units in the capital of the Trust.

“Unitholders” means former unitholders of the Trust.

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated.

Vermilion Energy Inc. ■ Page 2 ■ 2023 Annual Information Form

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Production numbers stated refer to Vermilion's working interest share before deduction of crown, freehold, and other royalties. Reserve amounts are gross reserves, stated before deduction of royalties, as at December 31, 2023, based on forecast costs and price assumptions as evaluated in the McDaniel & Associates Report.

Abbreviations

$M	thousand dollars
$MM	million dollars
°API	an indication of the specific gravity of crude oil measured on the API (American Petroleum Institute) gravity scale
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
mbbl	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point operated by National Grid
NCIB	normal course issuer bid
TTF	the day-ahead price for natural gas at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Vermilion Energy Inc. ■ Page 3 ■ 2023 Annual Information Form

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or information under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

●	capital expenditures;
●	return of capital;
●	business strategies and objectives;
●	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
●	petroleum and natural gas sales;
●	future production levels (including the timing thereof) and rates of average annual production growth;
●	exploration and development plans;
●	acquisition and disposition plans and the timing thereof;
●	operating and other expenses, including the payment of future dividends;
●	royalty, income tax and inflation rates; and
●	the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

●	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
●	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
●	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
●	the timely receipt of required regulatory approvals;
●	the ability of the Company to obtain financing on acceptable terms;
●	foreign currency exchange rates and interest and inflation rates;
●	future crude oil, natural gas liquids and natural gas prices; and
●	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

●	the ability of management to execute its business plan;
●	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
●	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
●	risks inherent in the Company's marketing operations, including credit risk;
●	the uncertainty of reserves estimates and reserves life and associated expenditures;
●	the uncertainty of estimates and projections relating to production, costs and expenses;
●	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
●	the Company's ability to enter into or renew leases on acceptable terms;
●	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest and inflation rates;
●	health, safety and environmental risks;
●	uncertainties as to the availability and cost of financing;
●	the ability of the Company to add production and reserves through exploration and development activities;
●	general economic and business conditions;
●	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
●	uncertainty in amounts and timing of royalty payments;
●	risks associated with existing and potential future law suits and regulatory actions against or involving the Company; and
●	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

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The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Presentation of Oil and Gas Information

Oil and gas reserves and production

All oil and natural gas reserve information contained in this annual information form is derived from the McDaniel & Associates Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Under NI 51-01, disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional Non-GAAP and Other Specified Financial Measures

This AIF includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures disclosed by other issuer. These measures include:

●	Fund flows from operations: Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to Net Earnings can be found within the "Non-GAAP and Other Specified Financial Measures" section of the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca.
●	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. A reconciliation to the primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca.
●	Cash dividends per share: Represents actual cash dividends paid per share by the Company during the relevant periods. Information is included in this document by reference, more information can be found within the "Non-GAAP Financial Measures" section of the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca.
●	Capital expenditures: Represents the sum of drilling and development and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Non-GAAP Financial Measures" section of the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca. Capital expenditures are also referred to as E&D capital.

In addition, this AIF includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers.

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Vermilion's Organizational Structure

Vermilion Energy Inc. is the successor to the Trust, following the completion of the Conversion Arrangement whereby the Trust converted from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.

As at December 31, 2023, Vermilion had 740 full time employees of which 249 employees were located in its Calgary head office, 96 employees in its Canadian field offices,120 employees in France,74 employees in the Netherlands, 36 employees in Australia, 29 employees in the United States, 41 employees in Germany, 6 employees in Hungary, 10 employees in Croatia and 79 employees in Ireland.

Vermilion was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

The following is a list of the Company's material subsidiaries and where each material subsidiary was incorporated or formed. The Company holds 100% of the votes attaching to all voting securities of each material subsidiary beneficially owned directly or indirectly by Vermilion.

●	Vermilion Oil & Gas Australia Pty Ltd. (Australia)
●	Vermilion Energy Corrib Ireland Limited (Ireland)
●	Vermilion Energy Germany GmbH & Co. KG (Germany)
●	Vermilion Energy Ireland Limited (Ireland)
●	Vermilion Energy Netherlands B.V. (Netherlands)
●	Vermilion Energy USA LLC (United States)
●	Vermilion Exploration and Production Ireland Limited (Ireland)
●	Vermilion Exploration SAS (France)
●	Vermilion Hungary Southern Battonya Concession Kft. (Hungary)
●	Vermilion Moraine SAS (France)
●	Vermilion Pyrénées SAS (France)
●	Vermilion Rep SAS (France)
●	Vermilion Resources (Alberta)
●	Vermilion Slovakia Exploration s.r.o. (Slovakia)
●	Vermilion Zagreb Exploration d.o.o. (Croatia)

Description of the Business

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on, and management of, key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion has operations in two geographic regions: North America and International. Vermilion's business within these regions is managed at the country level through business units which form the basis of the Company's operating segments. These business units and the material crude oil and natural gas properties, facilities and installations in which Vermilion has an interest are discussed below.

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The following table summarizes production, sales, proved reserves, and proved plus probable reserves for each of Vermilion's business units as at and for the year ended December 31, 2023:

							Gross Proved
						Gross Proved	Plus Probable
	Production	Oil sales	NGL sales	Natural gas sales	Sales	Reserves	Reserves
Business Unit	(boe/d)	($ millions)	($ millions)	($ millions)	($ millions)	(mboe)(1)	(mboe)(1)
Canada	50,503	621,985	68,753	170,653	861,391	172,715	278,475
France	7,584	285,626	—	—	285,626	26,015	35,846
Netherlands	4,768	2,306	—	184,548	186,854	4,646	11,327
Germany	5,310	57,464	—	138,017	195,481	16,547	29,032
Ireland	8,520	74	—	302,330	302,404	16,258	23,371
Australia	1,492	36,381	—	—	36,381	7,563	11,921
United States	5,754	129,775	15,240	6,143	151,158	22,970	37,565
Central and Eastern Europe	63	—	—	3,260	3,260	1,670	2,302
Total	83,994	1,133,611	83,993	804,951	2,022,555	268,385	429,838
North America	56,257	751,760	83,993	176,796	1,012,549	195,685	316,040
International	27,737	381,851	—	628,155	1,010,006	72,700	113,798
(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Canada Business Unit

Vermilion’s Canadian operations are primarily focused in the West Pembina region of West Central Alberta, in southeast Saskatchewan and Manitoba, and in the Mica property straddling the Alberta and British Columbia borders. In West Pembina, the Company targets condensate-rich Mannville natural gas and Cardium light oil, while in southeast Saskatchewan and Manitoba the Company targets light oil in the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. At Mica, the Company targets tight oil and shale gas in the Montney formation.

Vermilion holds an average 79% working interest in 721,732 (569,117 net) acres of developed land, and an average 80% working interest in 330,154 (265,279 net) acres of undeveloped land in Canada. Vermilion had 637 (481.5 net) producing conventional natural gas and shale gas wells and 2,043 (1,197.1 net) producing light and medium crude oil wells in Canada as at December 31, 2023.

Vermilion has access to ample facilities and processing capacity across the major plays in its Canadian portfolio. In West Central Alberta, Vermilion's operations are concentrated in core areas where the Company owns and operates the large majority of associated key infrastructure including pipelines, compressor stations, oil batteries and gas plants, many of which have surplus capacity for future production. Furthermore, the Company is interconnected in several locations with third party midstream infrastructure that provides significant capacity for growth. In Saskatchewan, where operations are focused on light crude oil, Vermilion owns and operates an extensive network of pipelines and oil batteries that also have surplus capacity for future production. At Mica, the Company has infrastructure in place for current operations, with short-term growth plans currently being permitted for construction and a long-term development plan in place targeting production of 28,000 boe/d. The Company's high degree of operating control and access to key infrastructure across our Canadian properties allows Vermilion to drive operating efficiencies in the field while supporting future growth opportunities.

During 2023, Vermilion drilled or participated in 46 (35.9 net) wells across our Canadian assets. In 2024, we plan to drill or participate in 18 (17.0 net) light crude oil wells in Saskatchewan, nine (9.0 net) liquids-rich conventional natural gas  wells and four (4.0 net) light crude oil wells in Alberta, and 11 (11.0 net) tight oil and shale gas wells in the Montney.

United States Business Unit

Vermilion entered the United States in 2014 through the acquisition of land and producing assets in the East Finn crude oil field in the Powder River Basin of northeastern Wyoming and expanded its position through acquisitions of mineral land and producing assets in the Hilight crude oil field, located approximately 40 miles northwest of the East Finn assets, in 2018 and 2021. In December 2023, the Company divested of non-core assets in East Finn. The Company's assets include 111,685 (83,942 net) acres of land in the Powder River basin, of which 31% is undeveloped. Vermilion had 159 (130.9 net) producing light and medium crude oil wells in the United States as at December 31, 2023. The majority of our working interest ownership in Wyoming is Company operated.

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During 2023, Vermilion continued to focus on the Turner Sand development in the Powder River Basin, drilling 18 (8.4 net) light and medium crude oil wells on its Hilight asset. Included in the 2023 well count was the Company's participation in the drilling of ten (3.2 net) non-operated Parkman wells and two (0.2 net) non-operated Niobrara wells. In 2024, Vermilion intends to mitigate declines through maintenance capital spending and participation in non - operated activity. We will also continue to monitor and evaluate industry activity in the emerging Niobrara play to assess the future potential on our Hilight lands, where we have 15,000 net acres prospective for the Niobrara and Parkman.

France Business Unit

Vermilion entered France in 1997 and completed three additional acquisitions in subsequent years. Vermilion is the largest oil producer in the country with approximately two-thirds of the domestic market share. The Company's oil is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin which is located southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates several oil batteries in the country and, given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds an average 96% working interest in 257,394 (248,142 net) acres of developed land and an average 100% working interest in 63,010 (63,010 net) acres of undeveloped land in the Aquitaine and Paris Basins. Vermilion had 305 (299.0 net) producing light and medium crude oil wells in France as at December 31, 2023.

In 2024, we plan to drill two (2.0 net) light and medium crude oil wells in the Cazaux field. We also intend to continue our ongoing program of workovers and well optimizations to maintain production by mitigating declines.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the second largest onshore operator in the country. Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Vermilion's Netherlands assets consist of 28 onshore concessions (100% operated) and 17 offshore concessions (non-operated). Production consists primarily of natural gas with a small amount of associated natural gas liquids. Vermilion’s total land position in the Netherlands covers 1,604,206 (844,409 net) acres at an average 54% working interest, of which 90% is undeveloped. Vermilion had 80 (32.7 net) producing conventional natural gas wells as at December 31, 2023.

During 2023, the Company drilled two (1.0 net) conventional natural gas well in the Netherlands. In 2024, we plan to mitigate declines through maintenance capital spending. Vermilion expects that its inventory of potentially high-impact exploration and development opportunities in the Netherlands will maintain or moderately grow the Company's production base in the country.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of crude oil and natural gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. In 2021, Vermilion completed two minor acquisitions, increasing the Company’s non-operated working interest in certain assets to 50%. Vermilion's natural gas production in Germany is priced off the THE index, which is highly correlated to the TTF benchmark, and Vermilion's light and medium crude oil production is priced with reference to Dated Brent.

Vermilion’s producing assets in Germany consist of operated and non-operated interests in eleven natural gas fields and nine light and medium crude oil fields with extensive infrastructure in place. Vermilion had 75 (60.6 net) producing light and medium crude oil wells and 23 (12.9 net) producing conventional natural gas wells as at December 31, 2023.

Vermilion's land position in northwest Germany is comprised of 108,675 (55,951 net) developed acres and 1,512,617 (693,226 net) undeveloped acres. In addition, the Company holds a 50% equity interest in Hannoversche Erdölleitung GmbH ("HEG"), a joint venture company created in 1959 that collects and transports crude oil through a 185 km network of infrastructure from the Hannover region to rail loading facilities in Hannover.

During 2023, Vermilion drilled two (2.0 net) light and medium crude oil wells and progressed the Company's deep gas exploration and development plans. In 2024, Vermilion plans to drill two (1.6 net) deep gas exploration conventional natural gas wells. The results from this program will provide valuable information in assessing the future potential on the approximate 700,000 net acres of undeveloped land we have in Germany.

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Ireland Business Unit

Vermilion has a 56.5% operated interest in the offshore Corrib natural gas field and related processing facilities located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board ("CPPIB"), as a result of which Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib. In 2023 Vermilion purchased all of the outstanding shares of Equinor Energy Ireland Limited ("EEIL") from Equinor ASA, adding an incremental 36.5% interest in the Corrib Natural Gas Project.

Corrib first began natural gas production in late December 2015. Production volumes reached full plant capacity of approximately 350 mmcf/d (gross) at the end of 2016. Production plateaued at this level until decline started at the beginning of 2018. The Corrib field constitutes 100% of Ireland's domestic natural gas production.

Central and Eastern Europe ("CEE") Business Unit

Vermilion established its CEE business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia.

Vermilion's land position in the CEE consists of 514,969 (514,969 net) acres in Croatia, 300,571 (300,571 net) acres in Hungary and 97,960 (48,980 net) acres in Slovakia. Currently, 99% of Vermilion's land position in the CEE is undeveloped. In 2022, the Company let certain non-prospective licenses in Hungary expire.

During 2023, Vermilion did not drill in Croatia or Hungary. The Company continued to advance the gas plant on the SA-10 block in Croatia in preparation for the tie-in of two previously drilled conventional natural gas wells. Permitting was successful in the fourth quarter of 2023 and the facility is expected to begin processing in mid-2024. In 2024, the Company plans to drill four (4.0 net) exploration wells on the SA-07 block in Croatia.

Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore crude oil field and related production facilities, located on Western Australia's northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 19 producing well-bores including five dual laterals that are tied into two platforms, Wandoo 'A' and Wandoo 'B'. Wandoo 'B' is permanently manned, houses the required production facilities and incorporates 400,000 bbls of crude oil storage within the platform's concrete gravity structure. The Wandoo 'B' facilities are capable of processing 208,000 bbl/d of total fluid to separate crude oil from produced water. Vermilion's land position in the Wandoo field is comprised of 59,552 acres (gross and net).

In 2023, Vermilion did not drill any wells, and the Company does not expect to drill additional Australian wells in 2024. The Company intends to manage its Australian production and related capital investment programs to achieve corporate targets while meeting long-term supply requirements of our customers.

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General Development of the Business

Three Year History and Outlook

The following describes the development of Vermilion's business over the last three completed financial years.

2021

Vermilion achieved annual production of 85,408 boe/d on total E&D capital investment of $375 million. E&D capital investment in 2021 was limited as the Company focused on preserving liquidity, maximizing free cash flow and reducing debt.

During the third quarter of 2021, the Company completed a strategic acquisition which included 20,000 net acres of land adjacent to its Hilight field in Wyoming, with production of approximately 1,500 boe/d. Total consideration for the acquisition was US$76 million.

On September 8, 2021, Vermilion appointed Dion Hatcher as President effective January 1, 2022, replacing Curtis Hicks as President (who remained with the Company as an advisor until April 1, 2022). At the time of his appointment, Mr. Hatcher had over 25 years of industry experience and had spent the last 15 years in a variety of leadership roles during his tenure at Vermilion, most recently in the role of Vice President, North America.

On November 29, 2021, Vermilion announced an agreement to acquire an incremental 36.5% working interest in Corrib from Equinor ASA, increasing the Company's operated ownership to 56.5% and adding approximately 7,700 boe/d of production for total consideration of $556 million, before closing adjustments and contingent payment. The acquisition has an effective date of January 1, 2022, and is anticipated to close in 2023 after all requisite approvals have been received. This acquisition consolidates interest in a high margin, low decline and low emission asset, while increasing exposure to premium priced European natural gas and rebalances Vermilion's international weighting.

Vermilion continued to deliver superior ESG performance based on rankings by third party rating agencies in 2021. Vermilion ranked at the top of its peer group in 2021 in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2022, which recognizes that our CSA sustainability performance is within the top 15% of our industry (S&P Global’s Upstream Oil & Gas and Integrated category). Vermilion maintained its rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion received a B in 2021 for both CDP Climate and CDP Water submissions, a combined performance that places it tied for the top decile of oil and gas companies globally. In August 2021, Vermilion released its 2021 Sustainability Report, marking the Company's 8th year of ESG reporting. Note that effective in 2022, Vermilion’s reporting in alignment with the Task Force on Climate-related Financial Disclosure relating to: Governance is located in our management proxy circular for our annual meeting of shareholders, and relating to Strategy, Risk Management, and Metrics and Targets in our annual MD&A. This information is also located in the Energy Transition section of our Sustainability Report, available online at www.vermilionenergy.com/sustainability.

2022

Vermilion achieved annual production of 85,187 boe/d on total E&D capital investment of $552 million. During the second quarter of 2022, the Company acquired all of the issued and outstanding securities of Leucrotta Exploration Inc. ("Leucrotta") for total consideration of $500 million. The primary asset acquired pursuant to the Leucrotta acquisition was the Mica property, comprised of 81,000 gross (77,000 net) contiguous acres of Montney mineral rights in the Peace River Arch straddling the Alberta and British Columbia borders. At the time of acquisition, we conservatively identified 275 multi-zone, extended reach, drilling prospects, representing an expected two decades or more of low-risk, self-funding, high-deliverability drilling inventory with strong rates of return.

In March 2022, Vermilion reinstated a quarterly dividend of $0.06 per share, which was subsequently increased to $0.08 per share in August 2022. In July 2022, Vermilion received TSX approval for the NCIB, allowing the Company to purchase up to 16,076,666 common shares, representing approximately 10% of its public float as at June 22, 2022, over a twelve month period commencing on July 6, 2022. In 2022, Vermilion declared $46 million in dividends and repurchased 2.3 million shares pursuant to the NCIB for a total of $72 million.

In April 2022, Vermilion issued US$400 million aggregate principal amount of eight-year senior unsecured notes bearing interest at a rate of 6.875% per annum, extended the maturity date of the Company's revolving credit facility to May 29, 2026 (from May 31, 2024), and reduced the total facility amount to Vermilion's targeted level of $1.6 billion (from $2.1 billion).

Vermilion Energy Inc. ■ Page 10 ■ 2023 Annual Information Form

Subsequent to year-end, we signed an agreement to sell certain assets in southeast Saskatchewan. The assets are comprised of approximately 5,500 boe/d of non-core light oil production spread across the greater Arcola and Queensdale areas of southeast Saskatchewan. Total cash consideration is $225 million, before closing adjustments. The transaction has an effective date of September 1, 2022 and is expected to close in March 2023.

Vermilion's commitment to reducing the environmental impact of traditional energy production continued to be reflected in superior ESG performance based on rankings by third party rating agencies in 2022. Vermilion ranked top of our peer group in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company improved its rating to "AAA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion received an A- and a B for CDP Climate and CDP Water submissions, respectively. In July 2022, Vermilion released its 2022 Sustainability Report, marking the Company's 9th year of ESG reporting. Note that effective in 2022, Vermilion’s reporting aligned with the Task Force on Climate-related Financial Disclosure relating to Governance (located in our management proxy circular for our annual meeting of shareholders), and relating to Strategy, Risk Management, and Metrics and Targets (located in our annual MD&A). This information is also located in the Energy Transition section of our Sustainability Report, available online at www.vermilionenergy.com/sustainability.

2023

Vermilion achieved annual production of 83,994 boe/d on total E&D capital investment of $590 million. On March 31, 2023, Vermilion completed the purchase of all of the outstanding shares of EEIL from Equinor ASA for $192 million, net of cash and working capital deficit acquired. The acquisition added an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%, and making Vermilion the largest provider of domestic natural gas in Ireland.

In January 2023, Vermilion increased the quarterly dividend to $0.10 per share, effective with the Q1 2023 dividend payable in April 2023. In July 2023, Vermilion received TSX approval for renewal of the Company's NCIB, allowing the Company to purchase up to 16,308,587 common shares, representing approximately 10% of its public float as at June 28, 2028, over a twelve month period commencing on July 12, 2023. In total in 2023, Vermilion declared $65 million in dividends and repurchased 5.4 million shares pursuant to the NCIB for a total of $96 million.

In March 2023, Vermilion closed the sale of non-core assets in southeast Saskatchewan for net proceeds of $182 million. The divestment was part of our strategy to re-position Vermilion for long term success by high-grading our North American inventory, reducing unit cost and accelerating the timeline of achieving our debt reduction targets.

In May 2023, the Company's operations in West Central Alberta were impacted by forest fires. In response, the Company temporarily shut-in approximately 30,000 boe/d of production while we assessed the risk to our operations. Once the immediate risk from the forest fires had eased, we inspected all of our key assets and confirmed that there was no major damage to our facilities or well sites, which allowed remaining production to be brought back online as soon as it was safe to do so.

In September 2023, the Company successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production on the Wandoo platform in Australia following extended maintenance downtime.

Vermilion's commitment to reducing the environmental impact of traditional energy production continued to be reflected in superior ESG performance based on rankings by third party rating agencies in 2023. Vermilion ranked in the top decile of our industry in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company maintained its "AAA" rating on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion received an A- and a B for  CDP Climate and CDP Water submissions, respectively. In July 2023, Vermilion released its 2023 Sustainability Report, marking the Company's 10th year of ESG reporting. Vermilion’s reporting aligned with the Task Force on Climate-related Financial Disclosure relating to Governance (located in our management proxy circular for our annual meeting of shareholders), and relating to Strategy, Risk Management, and Metrics and Targets (located in our annual MD&A). This information is also located in the TCFD Report section of our Sustainability Report, available online at www.vermilionenergy.com/sustainability.

Outlook

In December 2023, Vermilion announced an E&D capital budget for 2024 of $600 to 625 million, with corresponding production guidance of 82,000 to 86,000 boe/d, assuming a mid-year start-up of the new BC Montney battery and Croatia gas plant. In conjunction with the 2024 budget release, the Company also announced its plan to increase the quarterly dividend to $0.12 per share in Q1 2024 and increase the percentage of free cash flow allocated to return of capital from 30% of excess free cash flow to 50% of excess free cash flow, beginning April 1, 2024. On March 6, 2024, in conjunction with the release of the 2023 Annual Report, the Company announced a capital return target of 50% of excess free cash flow ona full-year basis for 2024. Excess free cash flow is defined as free cash flow less a deduction for asset retirement obligations settled and capital lease payments, which are ongoing costs associated with running our business, and more accurately reflects the free cash available to return to shareholders. Vermilion's business model allows for flexibility in capital allocation, including the allocation between capital investment, acquisitions, debt repayment

Vermilion Energy Inc. ■ Page 11 ■ 2023 Annual Information Form

and shareholder returns. The Company intends to fund our return of capital and E&D capital investment from internally generated cash flow from operating activities.

Vermilion Energy Inc. ■ Page 12 ■ 2023 Annual Information Form

Statement of Reserves Data and Other Oil and Gas Information

Reserves and future net revenue

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by McDaniel & Associates in a report dated March 5, 2024 with an effective date of December 31, 2023. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2023 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the McDaniel & Associates Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the McDaniel & Associates Report. There is no assurance that the future price and cost assumptions used in the McDaniel & Associates Report will prove accurate and variances could be material.

Reserves are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance.

Vermilion Energy Inc. ■ Page 13 ■ 2023 Annual Information Form

The following tables may not total due to rounding.

Oil and gas reserves - Gross and net interest (2), based on forecast prices and costs (1)

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	7,563	7,563	—	—	—	—	—	—
Canada	31,103	27,587	20	17	1,887	1,726	234,239	217,146
CEE	—	—	—	—	—	—	66	65
France	21,694	18,623	—	—	—	—	—	—
Germany	5,089	4,981	—	—	—	—	39,522	37,390
Ireland	—	—	—	—	—	—	97,491	97,491
Netherlands	—	—	—	—	—	—	19,614	19,301
United States	4,983	4,111	—	—	—	—	15,547	12,866
Total Proved Developed Producing	70,431	62,864	20	17	1,887	1,726	406,479	384,258
North America	36,086	31,697	20	17	1,887	1,726	249,786	230,011
International	34,345	31,167	—	—	—	—	156,693	154,247

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	7,563	7,563
Canada	52,858	48,242	4,589	4,302	20,673	17,377	102,298	91,655
CEE	—	—	—	—	—	—	11	11
France	—	—	—	—	—	—	21,694	18,623
Germany	—	—	—	—	—	—	11,676	11,213
Ireland	—	—	—	—	10	10	16,258	16,258
Netherlands	—	—	—	—	32	31	3,301	3,248
United States	—	—	—	—	2,332	1,930	9,906	8,185
Total Proved Developed Producing	52,858	48,242	4,589	4,302	23,047	19,348	172,706	156,756
North America	52,858	48,242	4,589	4,302	23,005	19,307	112,204	99,840
International	—	—	—	—	42	41	60,502	56,915

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	1,755	1,564	—	—	28	27	12,629	11,782
CEE	—	—	—	—	—	—	9,955	6,957
France	860	728	—	—	—	—	—	—
Germany	1,401	1,372	—	—	—	—	9,768	9,399
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	8,014	7,963
United States	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	4,015	3,664	—	—	28	27	40,366	36,101
North America	1,755	1,564	—	—	28	27	12,629	11,782
International	2,260	2,100	—	—	—	—	27,737	24,319

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	1,863	1,694	712	668	1,134	1,002	5,450	4,950
CEE	—	—	—	—	—	—	1,659	1,160
France	—	—	—	—	—	—	860	728
Germany	—	—	—	—	—	—	3,029	2,939
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	9	9	1,345	1,336
United States	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	1,863	1,694	712	668	1,143	1,011	12,342	11,113
North America	1,863	1,694	712	668	1,134	1,002	5,450	4,950
International	—	—	—	—	9	9	6,892	6,162

Vermilion Energy Inc. ■ Page 14 ■ 2023 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	17,496	14,217	83	69	4,995	4,922	73,852	68,013
CEE	—	—	—	—	—	—	—	—
France	3,462	2,930	—	—	—	—	—	—
Germany	1,170	1,165	—	—	—	—	4,038	3,666
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—
United States	8,446	6,864	—	—	—	—	14,585	11,871
Total Proved Undeveloped	30,573	25,177	83	69	4,995	4,922	92,475	83,550
North America	25,941	21,081	83	69	4,995	4,922	88,437	79,884
International	4,632	4,096	—	—	—	—	4,038	3,666

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	128,467	120,607	391	313	8,608	7,615	64,967	58,313
CEE	—	—	—	—	—	—	—	—
France	—	—	—	—	—	—	3,462	2,930
Germany	—	—	—	—	—	—	1,843	1,776
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—
United States	—	—	—	—	2,188	1,781	13,064	10,623
Total Proved Undeveloped	128,467	120,607	391	313	10,796	9,396	83,336	73,642
North America	128,467	120,607	391	313	10,796	9,396	78,031	68,936
International	—	—	—	—	—	—	5,305	4,707

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	7,563	7,563	—	—	—	—	—	—
Canada	50,353	43,368	103	86	6,910	6,676	320,721	296,941
CEE	—	—	—	—	—	—	10,020	7,023
France	26,015	22,281	—	—	—	—	—	—
Germany	7,659	7,518	—	—	—	—	53,328	50,454
Ireland	—	—	—	—	—	—	97,491	97,491
Netherlands	—	—	—	—	—	—	27,628	27,264
United States	13,428	10,975	—	—	—	—	30,132	24,737
Total Proved	105,019	91,705	103	86	6,910	6,676	539,320	503,909
North America	63,781	54,343	103	86	6,910	6,676	350,853	321,677
International	41,237	37,362	—	—	—	—	188,467	182,232

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	7,563	7,563
Canada	183,188	170,544	5,692	5,283	30,416	25,994	172,715	154,918
CEE	—	—	—	—	—	—	1,670	1,170
France	—	—	—	—	—	—	26,015	22,281
Germany	—	—	—	—	—	—	16,547	15,927
Ireland	—	—	—	—	10	10	16,258	16,258
Netherlands	—	—	—	—	41	40	4,646	4,584
United States	—	—	—	—	4,520	3,711	22,970	18,808
Total Proved	183,188	170,544	5,692	5,283	34,986	29,755	268,385	241,511
North America	183,188	170,544	5,692	5,283	34,935	29,705	195,685	173,726
International	—	—	—	—	51	50	72,700	67,784

Vermilion Energy Inc. ■ Page 15 ■ 2023 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	4,358	4,358	—	—	—	—	—	—
Canada	17,072	14,557	95	80	8,174	7,926	165,883	148,502
CEE	—	—	—	—	—	—	3,790	2,320
France	9,831	8,386	—	—	—	—	—	—
Germany	3,593	3,548	—	—	—	—	53,350	49,553
Ireland	—	—	—	—	—	—	42,650	42,650
Netherlands	—	—	—	—	—	—	39,731	36,135
United States	9,167	7,572	—	—	—	—	17,140	14,136
Total Probable	44,021	38,422	95	80	8,174	7,926	322,545	293,295
North America	26,239	22,129	95	80	8,174	7,926	183,023	162,637
International	17,782	16,292	—	—	—	—	139,521	130,658

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	4,358	4,358
Canada	217,991	196,989	1,932	1,795	16,118	13,070	105,760	93,514
CEE	—	—	—	—	—	—	632	387
France	—	—	—	—	—	—	9,831	8,386
Germany	—	—	—	—	—	—	12,485	11,807
Ireland	—	—	—	—	4	4	7,113	7,113
Netherlands	—	—	—	—	59	50	6,681	6,073
United States	—	—	—	—	2,571	2,120	14,595	12,048
Total Probable	217,991	196,989	1,932	1,795	18,752	15,245	161,453	143,686
North America	217,991	196,989	1,932	1,795	18,689	15,191	120,355	105,563
International	—	—	—	—	63	55	41,098	38,123

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	11,921	11,921	—	—	—	—	—	—
Canada	67,425	57,925	198	166	15,084	14,601	486,604	445,443
CEE	—	—	—	—	—	—	13,810	9,342
France	35,846	30,668	—	—	—	—	—	—
Germany	11,252	11,066	—	—	—	—	106,678	100,007
Ireland	—	—	—	—	—	—	140,141	140,141
Netherlands	—	—	—	—	—	—	67,359	63,399
United States	22,596	18,547	—	—	—	—	47,272	38,872
Total Proved Plus Probable	149,040	130,127	198	166	15,084	14,601	861,865	797,204
North America	90,021	76,472	198	166	15,084	14,601	533,876	484,315
International	59,019	53,655	—	—	—	—	327,989	312,890

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	11,921	11,921
Canada	401,179	367,533	7,624	7,078	46,533	39,064	278,475	248,432
CEE	—	—	—	—	—	—	2,302	1,557
France	—	—	—	—	—	—	35,846	30,668
Germany	—	—	—	—	—	—	29,032	27,734
Ireland	—	—	—	—	14	14	23,371	23,371
Netherlands	—	—	—	—	100	91	11,327	10,657
United States	—	—	—	—	7,091	5,831	37,565	30,857
Total Proved Plus Probable	401,179	367,533	7,624	7,078	53,739	45,000	429,838	385,197
North America	401,179	367,533	7,624	7,078	53,624	44,895	316,040	279,289
International	—	—	—	—	114	105	113,798	105,908

Vermilion Energy Inc. ■ Page 16 ■ 2023 Annual Information Form

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 17 ■ 2023 Annual Information Form

Net present value of future net revenue - Based on forecast prices and costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	194,751	244,973	258,902	256,543	247,231	172,496	195,742	198,789	193,215	184,312
Canada	1,901,057	1,596,875	1,316,727	1,114,944	969,393	1,901,057	1,596,875	1,316,727	1,114,944	969,393
CEE	(2,881)	(1,397)	(721)	(394)	(227)	(2,881)	(1,397)	(721)	(394)	(227)
France	337,148	437,254	427,504	391,264	353,004	276,284	391,511	391,039	360,861	326,791
Germany	123,824	349,025	353,338	326,572	298,360	109,259	335,357	340,457	314,385	286,793
Ireland	956,588	896,712	823,566	753,034	689,971	956,588	896,712	823,566	753,034	689,971
Netherlands	(135,011)	(41,405)	12,179	43,052	60,758	(135,011)	(41,405)	12,179	43,052	60,758
United States	94,957	105,461	102,338	96,095	89,723	94,957	105,461	102,338	96,095	89,723
Total Proved Developed Producing	3,470,432	3,587,497	3,293,833	2,981,108	2,708,213	3,372,748	3,478,855	3,184,373	2,875,191	2,607,514
North America	1,996,013	1,702,336	1,419,065	1,211,039	1,059,115	1,996,013	1,702,336	1,419,065	1,211,039	1,059,115
International	1,474,419	1,885,162	1,874,768	1,770,070	1,649,097	1,376,735	1,776,519	1,765,309	1,664,153	1,548,399
Proved Developed Non-Producing (2) (4) (6)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	127,807	101,964	80,318	64,866	53,894	127,807	101,964	80,318	64,866	53,894
CEE	107,559	97,958	90,056	83,447	77,839	103,302	94,216	86,732	80,468	75,148
France	18,899	17,477	14,786	12,138	9,861	12,296	11,966	10,079	8,041	6,240
Germany	118,840	110,572	86,207	67,985	55,108	89,806	85,784	64,683	49,023	38,192
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	51,492	49,292	45,575	41,633	37,937	40,136	38,461	35,215	31,700	28,391
United States	—	—	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	424,596	377,263	316,941	270,069	234,638	373,347	332,391	277,026	234,097	201,865
North America	127,807	101,964	80,318	64,866	53,894	127,807	101,964	80,318	64,866	53,894
International	296,790	275,299	236,624	205,203	180,744	245,541	230,426	196,708	169,230	147,971
Proved Undeveloped (2) (7)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	1,095,742	522,645	269,611	132,554	48,965	1,083,080	519,077	268,520	132,198	48,841
CEE	—	—	—	—	—	—	—	—	—	—
France	105,886	78,514	57,543	41,977	30,460	76,787	52,996	35,192	22,323	13,068
Germany	73,062	61,046	42,399	29,163	20,151	49,305	42,287	27,194	16,561	9,502
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—	—	—
United States	135,157	87,426	50,047	24,459	7,089	135,157	87,426	50,047	24,459	7,089
Total Proved Undeveloped	1,409,848	749,632	419,599	228,155	106,664	1,344,329	701,786	380,953	195,541	78,499
North America	1,230,900	610,071	319,657	157,014	56,053	1,218,237	606,503	318,567	156,657	55,930
International	178,948	139,561	99,941	71,141	50,610	126,092	95,283	62,386	38,884	22,569
Proved (2)
Australia	194,751	244,973	258,902	256,543	247,231	172,496	195,742	198,789	193,215	184,312
Canada	3,124,606	2,221,484	1,666,655	1,312,365	1,072,251	3,111,943	2,217,916	1,665,565	1,312,008	1,072,127
CEE	104,677	96,561	89,335	83,053	77,612	100,421	92,819	86,011	80,073	74,921
France	461,933	533,245	499,833	445,379	393,325	365,367	456,473	436,310	391,225	346,099
Germany	315,727	520,644	481,944	423,720	373,619	248,370	463,427	432,333	379,969	334,487
Ireland	956,588	896,712	823,566	753,034	689,971	956,588	896,712	823,566	753,034	689,971
Netherlands	(83,519)	7,887	57,754	84,685	98,695	(94,874)	(2,944)	47,394	74,751	89,150
United States	230,114	192,887	152,385	120,554	96,812	230,114	192,887	152,385	120,554	96,812
Total Proved	5,304,876	4,714,392	4,030,373	3,479,332	3,049,514	5,090,425	4,513,032	3,842,352	3,304,829	2,887,878
North America	3,354,720	2,414,371	1,819,040	1,432,919	1,169,062	3,342,057	2,410,803	1,817,949	1,432,562	1,168,939
International	1,950,157	2,300,021	2,211,333	2,046,413	1,880,452	1,748,368	2,102,228	2,024,403	1,872,267	1,718,939

Vermilion Energy Inc. ■ Page 18 ■ 2023 Annual Information Form

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Probable (3)
Australia	242,597	201,178	159,716	125,350	98,518	144,118	118,264	93,208	72,726	56,869
Canada	2,639,214	1,512,937	984,358	693,834	516,607	2,007,940	1,187,581	798,677	580,019	443,086
CEE	32,620	29,170	26,480	24,324	22,556	26,801	24,034	21,881	20,160	18,751
France	445,774	298,475	204,586	143,808	103,515	327,974	213,021	139,823	92,931	62,350
Germany	810,217	534,775	369,102	269,766	206,504	567,853	368,840	246,404	173,992	128,725
Ireland	490,124	357,475	258,258	189,313	142,294	490,124	357,475	258,258	189,313	142,294
Netherlands	354,671	274,285	213,985	169,289	135,989	222,424	166,401	124,203	93,239	70,554
United States	507,591	320,620	215,915	155,457	117,963	500,821	316,622	213,373	153,763	116,797
Total Probable	5,522,808	3,528,915	2,432,400	1,771,140	1,343,946	4,288,055	2,752,239	1,895,826	1,376,143	1,039,426
North America	3,146,805	1,833,557	1,200,273	849,291	634,570	2,508,761	1,504,203	1,012,050	733,782	559,883
International	2,376,003	1,695,358	1,232,127	921,850	709,377	1,779,294	1,248,035	883,777	642,361	479,543
Proved Plus Probable (2) (3)
Australia	437,347	446,151	418,618	381,893	345,749	316,614	314,006	291,998	265,941	241,181
Canada	5,763,820	3,734,421	2,651,014	2,006,199	1,588,857	5,119,883	3,405,497	2,464,242	1,892,027	1,515,213
CEE	137,297	125,731	115,814	107,376	100,168	127,222	116,853	107,892	100,233	93,672
France	907,707	831,720	704,419	589,187	496,840	693,341	669,495	576,133	484,156	408,449
Germany	1,125,944	1,055,419	851,047	693,487	580,122	816,223	832,267	678,737	553,961	463,212
Ireland	1,446,712	1,254,187	1,081,824	942,346	832,265	1,446,712	1,254,187	1,081,824	942,346	832,265
Netherlands	271,153	282,172	271,739	253,973	234,684	127,549	163,457	171,596	167,990	159,704
United States	737,705	513,507	368,300	276,011	214,775	730,934	509,509	365,757	274,317	213,608
Total Proved Plus Probable	10,827,685	8,243,307	6,462,773	5,250,472	4,393,461	9,378,480	7,265,270	5,738,179	4,680,972	3,927,304
North America	6,501,525	4,247,928	3,019,313	2,282,209	1,803,632	5,850,818	3,915,007	2,829,999	2,166,344	1,728,821
International	4,326,160	3,995,379	3,443,460	2,968,263	2,589,829	3,527,662	3,350,263	2,908,180	2,514,628	2,198,482

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 19 ■ 2023 Annual Information Form

Total future net revenue (undiscounted) - Based on forecast prices and costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before Future	Future	After Future
($M)	Revenue	Royalties	Costs (5)	Costs	Costs (6)	Income Taxes	Income Taxes (4)	Income Taxes
Proved (2)
Australia	926,260	—	530,063	—	201,446	194,751	22,255	172,496
Canada	9,855,392	1,388,806	3,694,068	1,057,119	590,793	3,124,606	12,663	3,111,943
CEE	170,598	51,710	10,338	714	3,159	104,677	4,256	100,421
France	2,590,410	370,602	1,127,085	128,409	502,380	461,933	96,566	365,367
Germany	1,640,365	79,978	697,515	55,000	492,145	315,727	67,357	248,370
Ireland	1,620,533	—	384,182	61,840	217,923	956,588	—	956,588
Netherlands	452,215	5,954	227,697	16,541	285,542	(83,519)	11,356	(94,874)
United States	1,826,579	517,586	682,032	331,414	65,434	230,114	—	230,114
Total Proved	19,082,351	2,414,636	7,352,980	1,651,038	2,358,820	5,304,876	214,451	5,090,425
North America	11,681,971	1,906,392	4,376,100	1,388,533	656,226	3,354,720	12,663	3,342,057
International	7,400,380	508,244	2,976,880	262,505	1,702,594	1,950,157	201,789	1,748,368
Proved Plus Probable (2) (3)
Australia	1,493,023	—	749,243	88,569	217,863	437,347	120,733	316,614
Canada	15,574,565	2,141,275	5,403,686	1,626,664	639,121	5,763,820	643,936	5,119,883
CEE	234,829	77,382	16,271	714	3,166	137,297	10,075	127,222
France	3,599,839	518,295	1,373,131	279,029	521,678	907,707	214,366	693,341
Germany	2,966,788	157,731	1,047,834	100,619	534,660	1,125,944	309,721	816,223
Ireland	2,370,216	—	618,254	61,840	243,410	1,446,712	—	1,446,712
Netherlands	1,168,447	69,707	445,976	84,077	297,534	271,153	143,603	127,549
United States	3,165,539	888,663	967,005	490,999	81,166	737,705	6,771	730,934
Total Proved Plus Probable	30,573,247	3,853,053	10,621,401	2,732,511	2,538,597	10,827,685	1,449,205	9,378,480
North America	18,740,104	3,029,938	6,370,691	2,117,663	720,287	6,501,525	650,707	5,850,818
International	11,833,143	823,114	4,250,710	614,849	1,818,310	4,326,160	798,498	3,527,662

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Future Income Taxes" are calculated using future net revenue before income taxes as shown, after incorporating Vermilion's existing tax pools, corporate charge-outs, and related expenditures. This calculation applies the year-end statutory rate, taking into account future tax rates already legislated.
(5)	Capital Development Costs include the costs for the drilling, completion, and tie-in of wells, the construction of production and processing facilities, major facilities projects and well workovers. For the purposes of determining Future Net Revenue, costs related to the replacement of certain downhole and facilities equipment as well as facility turnarounds are included in Operating Costs.
(6)	Abandonment and Reclamation Costs include all entities with associated reserves included in the McDaniel & Associates Report. Further information on Abandonment and reclamation costs can be found in the MD&A Report on our website at www.vermilionenergy.com or www.sedarplus.ca

Vermilion Energy Inc. ■ Page 20 ■ 2023 Annual Information Form

Future net revenue by product type - Based on forecast prices and costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value ($/mcf or
	($M)	$/boe)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil (3)	1,525,433	24.38
Tight Oil (3)	44,504	30.19
Heavy Oil (3)	559	33.33
Conventional Natural Gas (4)	1,684,074	4.92
Coal Bed Methane	(1,116)	(0.26)
Shale Gas	40,379	3.64
Total Proved Developed Producing	3,293,833
Proved Developed Non-Producing
Light Crude Oil & Medium Crude Oil (3)	104,703	28.58
Tight Oil (3)	5,039	185.31
Heavy Oil (3)	6	—
Conventional Natural Gas (4)	206,294	6.24
Coal Bed Methane	792	1.19
Shale Gas	110	1.14
Total Proved Developed Non-Producing	316,941
Proved Undeveloped
Light Crude Oil & Medium Crude Oil (3)	276,852	11.00
Tight Oil (3)	58,282	13.01
Heavy Oil (3)	1,071	15.49
Conventional Natural Gas (4)	74,749	1.20
Coal Bed Methane	158	0.51
Shale Gas	8,487	0.78
Total Proved Undeveloped	419,599
Proved
Light Crude Oil & Medium Crude Oil (3)	1,906,986	20.87
Tight Oil (3)	107,824	18.03
Heavy Oil (3)	1,636	19.03
Conventional Natural Gas (4)	1,965,117	4.49
Coal Bed Methane	(166)	(0.03)
Shale Gas	48,976	2.22
Total Proved	4,030,373
Probable
Light Crude Oil & Medium Crude Oil (3)	985,513	25.72
Tight Oil (3)	356,003	48.99
Heavy Oil (3)	1,972	24.53
Conventional Natural Gas (4)	1,049,825	3.98
Coal Bed Methane	1,842	1.03
Shale Gas	37,246	1.97
Total Probable	2,432,400
Proved Plus Probable
Light Crude Oil & Medium Crude Oil (3)	2,892,499	22.30
Tight Oil (3)	463,827	35.01
Heavy Oil (3)	3,608	21.69
Conventional Natural Gas (4)	3,014,942	4.30
Coal Bed Methane	1,676	0.24
Shale Gas	86,222	2.11
Total Proved Plus Probable	6,462,773

Vermilion Energy Inc. ■ Page 21 ■ 2023 Annual Information Form

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company net reserves. Net present value of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Vermilion Energy Inc. ■ Page 22 ■ 2023 Annual Information Form

Forecast prices used in estimates (1)(2)

	Light Crude Oil & Medium				Conventional Natural Gas
	Crude Oil			Crude Oil	Canada	Europe	Natural Gas Liquids				Inflation Rate	Exchange Rate
	WTI	Edmonton	Cromer	Brent Blend		UK National
	Cushing	Par Price	Light	FOB	AECO	Balancing	Edmonton	Edmonton	Edmonton
	Oklahoma	40˚ API	35˚ API	North Sea	Gas Price	Point	Ethane	Propane	Butane	Edmonton C5+
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/mmbtu)	($US/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	Percent Per Year	USD/CAD	CAD/EUR
2023	77.55	100.40	92.58	81.15	2.95	12.68	7.33	29.40	45.55	103.40	3.85%	0.74	1.45
Forecast
2024	73.67	92.91	94.72	78.00	2.20	11.87	6.88	29.65	47.69	96.79	—%	0.75	1.45
2025	74.98	95.04	95.73	79.18	3.37	13.09	10.76	35.13	48.83	98.75	2.00%	0.75	1.47
2026	76.14	96.07	97.65	80.36	4.05	12.81	13.17	35.43	49.36	100.71	2.00%	0.76	1.48
2027	77.66	97.99	99.60	81.79	4.13	12.62	13.44	36.14	50.35	102.72	2.00%	0.76	1.49
2028	79.22	99.95	101.59	83.41	4.21	12.87	13.71	36.86	51.35	104.78	2.00%	0.76	1.50
2029	80.80	101.94	103.62	85.09	4.30	13.13	14.00	37.60	52.38	106.87	2.00%	0.76	1.50
2030	82.42	103.98	105.69	86.80	4.38	13.40	14.28	38.35	53.43	109.01	2.00%	0.76	1.50
2031	84.06	106.06	107.81	88.52	4.47	13.66	14.58	39.12	54.50	111.19	2.00%	0.76	1.50
2032	85.74	108.18	109.96	90.29	4.56	13.94	14.87	39.90	55.58	113.41	2.00%	0.76	1.50
2033	87.46	110.35	112.16	92.10	4.65	14.21	15.17	40.70	56.70	115.67	2.00%	0.76	1.50
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.76	1.50

Notes:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The pricing assumptions above are the January 2024 3 Consultants' Average pricing which were provided by McDaniel & Associates, an independent qualified reserves evaluator appointed pursuant to NI 51-101. The consultants price forecasts being averaged are McDaniel & Associates, Sproule and GLJ Ltd., all independent qualified reserves evaluators.
(2)	For light crude oil and medium crude oil, the pricing assumptions used are WTI, Edmonton Par Price, Cromer Medium, and Brent Blend. For conventional natural gas in Canada, the pricing assumptions used are AECO and for conventional natural gas in Europe, the pricing assumptions used are National Balancing Point.

For 2023, average realized prices before hedging were:

	Crude oil	NGLs	Natural gas
Country	($/bbl)	($/bbl)	($/mcf)
Australia	143.69	—	—
Canada	97.52	52.32	2.91
CEE	—	—	23.46
France	109.47	—	—
Germany	106.20	—	17.25
Ireland	—	—	16.21
Netherlands	81.48	95.68	17.93
United States	102.68	39.49	2.31

Vermilion Energy Inc. ■ Page 23 ■ 2023 Annual Information Form

Reconciliations of changes in reserves

The following tables set forth a reconciliation of the changes by product type (light crude oil and medium crude oil, heavy crude oil, tight oil, conventional natural gas, coal bed methane, shale gas and NGLs) in Vermilion's gross reserves as at December 31, 2023 compared to such reserves as at December 31, 2022 based on the forecast price and cost assumptions set forth in note 3.

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

Australia	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	6,403	6,129	12,531	6,403	6,129	12,531	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	711	(656)	56	711	(656)	56	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	993	(1,115)	(122)	993	(1,115)	(122)	—	—	—	—	—	—
Production	(544)	—	(544)	(544)	—	(544)	—	—	—	—	—	—
At December 31, 2023	7,563	4,358	11,921	7,563	4,358	11,921	—	—	—	—	—	—

Australia	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—

Australia	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	—	—	—	6,403	6,129	12,531
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	711	(656)	56
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	993	(1,115)	(122)
Production	—	—	—	(544)	—	(544)
At December 31, 2023	—	—	—	7,563	4,358	11,921

Vermilion Energy Inc. ■ Page 24 ■ 2023 Annual Information Form

Canada	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	89,131	45,907	135,037	82,919	39,380	122,298	101	96	197	6,111	6,431	12,542
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,123	1,350	4,473	1,081	263	1,344	—	—	—	2,042	1,087	3,129
Technical Revisions(6)	(10,510)	(11,155)	(21,665)	(9,945)	(11,792)	(21,737)	7	(1)	6	(572)	638	66
Acquisitions(7)	25	(1)	24	25	(1)	24	—	—	—	—	—	—
Dispositions	(20,249)	(10,697)	(30,947)	(20,249)	(10,697)	(30,947)	—	—	—	—	—	—
Economic Factors(8)	698	(61)	637	744	(79)	665	—	—	—	(46)	18	(28)
Production	(4,851)	—	(4,851)	(4,221)	—	(4,221)	(5)	—	(5)	(625)	—	(625)
At December 31, 2023	57,366	25,341	82,707	50,353	17,072	67,425	103	95	198	6,910	8,174	15,084

Canada	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	512,721	411,689	924,410	345,334	218,574	563,908	7,475	2,643	10,118	159,912	190,472	350,384
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	78,396	16,649	95,045	28,417	(7,073)	21,344	—	—	—	49,979	23,722	73,701
Technical Revisions(6)	(28,464)	(43,306)	(71,770)	(14,760)	(45,621)	(60,381)	(864)	(754)	(1,618)	(12,840)	3,069	(9,771)
Acquisitions(7)	11,421	3,283	14,705	11,171	3,205	14,376	250	78	329	—	—	—
Dispositions	(5,258)	(2,827)	(8,084)	(5,258)	(2,827)	(8,084)	—	—	—	—	—	—
Economic Factors(8)	(472)	318	(155)	1,641	(375)	1,267	(345)	(35)	(381)	(1,768)	728	(1,041)
Production	(58,742)	—	(58,742)	(45,824)	—	(45,824)	(824)	—	(824)	(12,094)	—	(12,094)
At December 31, 2023	509,601	385,806	895,407	320,721	165,883	486,604	5,692	1,932	7,624	183,188	217,991	401,179

Canada	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	35,750	23,944	59,695	210,335	138,465	348,800
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,626	(190)	2,436	18,815	3,934	22,750
Technical Revisions(6)	(4,257)	(7,432)	(11,689)	(19,511)	(25,804)	(45,315)
Acquisitions(7)	884	255	1,139	2,812	801	3,613
Dispositions	(763)	(407)	(1,170)	(21,888)	(11,576)	(33,464)
Economic Factors(8)	(34)	(53)	(86)	586	(61)	525
Production	(3,791)	—	(3,791)	(18,434)	—	(18,434)
At December 31, 2023	30,416	16,118	46,533	172,715	105,760	278,475

Vermilion Energy Inc. ■ Page 25 ■ 2023 Annual Information Form

CEE	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—

CEE	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	9,945	5,399	15,345	9,945	5,399	15,345	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	374	(1,754)	(1,380)	374	(1,754)	(1,380)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(167)	144	(23)	(167)	144	(23)	—	—	—	—	—	—
Production	(132)	—	(132)	(132)	—	(132)	—	—	—	—	—	—
At December 31, 2023	10,020	3,790	13,810	10,020	3,790	13,810	—	—	—	—	—	—

CEE	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	—	—	—	1,658	900	2,557
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	62	(292)	(230)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(28)	24	(4)
Production	—	—	—	(22)	—	(22)
At December 31, 2023	—	—	—	1,670	632	2,302

Vermilion Energy Inc. ■ Page 26 ■ 2023 Annual Information Form

France	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	29,528	9,426	38,954	29,528	9,426	38,954	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(546)	360	(186)	(546)	360	(186)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(198)	44	(154)	(198)	44	(154)	—	—	—	—	—	—
Production	(2,768)	—	(2,768)	(2,768)	—	(2,768)	—	—	—	—	—	—
At December 31, 2023	26,015	9,831	35,846	26,015	9,831	35,846	—	—	—	—	—	—

France	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—

France	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	—	—	—	29,528	9,426	38,954
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	(546)	360	(186)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(198)	44	(154)
Production	—	—	—	(2,768)	—	(2,768)
At December 31, 2023	—	—	—	26,015	9,831	35,846

Vermilion Energy Inc. ■ Page 27 ■ 2023 Annual Information Form

Germany	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	6,984	5,431	12,416	6,984	5,431	12,416	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	650	(650)	—	650	(650)	—	—	—	—	—	—	—
Technical Revisions(6)	740	(1,092)	(352)	740	(1,092)	(352)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(111)	(96)	(207)	(111)	(96)	(207)	—	—	—	—	—	—
Production	(604)	—	(604)	(604)	—	(604)	—	—	—	—	—	—
At December 31, 2023	7,659	3,593	11,252	7,659	3,593	11,252	—	—	—	—	—	—

Germany	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	67,892	53,742	121,635	67,892	53,742	121,635	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(6,404)	(115)	(6,519)	(6,404)	(115)	(6,519)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(154)	(278)	(432)	(154)	(278)	(432)	—	—	—	—	—	—
Production	(8,006)	—	(8,006)	(8,006)	—	(8,006)	—	—	—	—	—	—
At December 31, 2023	53,328	53,350	106,678	53,328	53,350	106,678	—	—	—	—	—	—

Germany	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	—	—	—	18,300	14,388	32,688
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	650	(650)	—
Technical Revisions(6)	—	—	—	(327)	(1,112)	(1,439)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(137)	(142)	(279)
Production	—	—	—	(1,938)	—	(1,938)
At December 31, 2023	—	—	—	16,547	12,485	29,032

Vermilion Energy Inc. ■ Page 28 ■ 2023 Annual Information Form

Ireland	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—

Ireland	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	40,366	24,861	65,227	40,366	24,861	65,227	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	496	(10,178)	(9,682)	496	(10,178)	(9,682)	—	—	—	—	—	—
Acquisitions(7)	75,289	27,968	103,256	75,289	27,968	103,256	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(18,660)	—	(18,660)	(18,660)	—	(18,660)	—	—	—	—	—	—
At December 31, 2023	97,491	42,650	140,141	97,491	42,650	140,141	—	—	—	—	—	—

Ireland	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	—	—	—	6,728	4,143	10,871
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	93	(1,692)	(1,599)
Acquisitions(7)	—	—	—	12,548	4,661	17,209
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(3,110)	—	(3,110)
At December 31, 2023	—	—	—	16,258	7,113	23,371

Vermilion Energy Inc. ■ Page 29 ■ 2023 Annual Information Form

Netherlands	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—

Netherlands	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	34,939	43,500	78,439	34,939	43,500	78,439	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	252	(104)	148	252	(104)	148	—	—	—	—	—	—
Technical Revisions(6)	4,124	(1,799)	2,324	4,124	(1,799)	2,324	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(1,401)	(1,865)	(3,266)	(1,401)	(1,865)	(3,266)	—	—	—	—	—	—
Production	(10,285)	—	(10,285)	(10,285)	—	(10,285)	—	—	—	—	—	—
At December 31, 2023	27,628	39,731	67,359	27,628	39,731	67,359	—	—	—	—	—	—

Netherlands	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	21	50	70	5,844	7,300	13,143
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	42	(17)	25
Technical Revisions(6)	48	11	59	736	(289)	447
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(2)	(2)	(4)	(235)	(313)	(548)
Production	(26)	—	(26)	(1,740)	—	(1,740)
At December 31, 2023	41	59	100	4,646	6,681	11,327

Vermilion Energy Inc. ■ Page 30 ■ 2023 Annual Information Form

United States	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	20,162	18,511	38,673	20,162	18,511	38,673	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,616	(337)	3,279	3,616	(337)	3,279	—	—	—	—	—	—
Technical Revisions(6)	(5,045)	(2,781)	(7,826)	(5,045)	(2,781)	(7,826)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	(4,047)	(6,226)	(10,273)	(4,047)	(6,226)	(10,273)	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,257)	—	(1,257)	(1,257)	—	(1,257)	—	—	—	—	—	—
At December 31, 2023	13,428	9,167	22,596	13,428	9,167	22,596	—	—	—	—	—	—

United States	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	47,095	33,803	80,898	47,095	33,803	80,898	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	4,261	(310)	3,951	4,261	(310)	3,951	—	—	—	—	—	—
Technical Revisions(6)	(13,910)	(9,329)	(23,239)	(13,910)	(9,329)	(23,239)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	(4,625)	(6,964)	(11,589)	(4,625)	(6,964)	(11,589)	—	—	—	—	—	—
Economic Factors(8)	(33)	(59)	(92)	(33)	(59)	(92)	—	—	—	—	—	—
Production	(2,656)	—	(2,656)	(2,656)	—	(2,656)	—	—	—	—	—	—
At December 31, 2023	30,132	17,140	47,272	30,132	17,140	47,272	—	—	—	—	—	—

United States	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	6,324	4,765	11,089	34,335	28,910	63,244
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	593	(1)	593	4,920	(390)	4,530
Technical Revisions(6)	(1,337)	(1,198)	(2,534)	(8,700)	(5,533)	(14,233)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	(655)	(987)	(1,642)	(5,473)	(8,374)	(13,846)
Economic Factors(8)	(5)	(9)	(14)	(11)	(19)	(30)
Production	(400)	—	(400)	(2,100)	—	(2,100)
At December 31, 2023	4,520	2,571	7,091	22,970	14,595	37,565

Vermilion Energy Inc. ■ Page 31 ■ 2023 Annual Information Form

Total Company	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	152,208	85,404	237,611	145,996	78,877	224,872	101	96	197	6,111	6,431	12,542
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	7,390	362	7,752	5,348	(725)	4,623	—	—	—	2,042	1,087	3,129
Technical Revisions(6)	(14,650)	(15,323)	(29,973)	(14,085)	(15,960)	(30,045)	7	(1)	6	(572)	638	66
Acquisitions(7)	25	(1)	24	25	(1)	24	—	—	—	—	—	—
Dispositions (9)	(24,296)	(16,924)	(41,220)	(24,296)	(16,924)	(41,220)	—	—	—	—	—	—
Economic Factors(8)	1,381	(1,228)	153	1,427	(1,246)	181	—	—	—	(46)	18	(28)
Production	(10,025)	—	(10,025)	(9,395)	—	(9,395)	(5)	—	(5)	(625)	—	(625)
At December 31, 2023	112,032	52,290	164,322	105,019	44,021	149,040	103	95	198	6,910	8,174	15,084

Total Company	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2022	712,958	572,994	1,285,952	545,571	379,879	925,450	7,475	2,643	10,118	159,912	190,472	350,384
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	82,909	16,234	99,143	32,930	(7,488)	25,442	—	—	—	49,979	23,722	73,701
Technical Revisions(6)	(43,785)	(66,481)	(110,265)	(30,081)	(68,796)	(98,876)	(864)	(754)	(1,618)	(12,840)	3,069	(9,771)
Acquisitions(7)	86,709	31,250	117,961	86,459	31,172	117,632	250	78	329	—	—	—
Dispositions	(9,882)	(9,791)	(19,673)	(9,882)	(9,791)	(19,673)	—	—	—	—	—	—
Economic Factors(8)	(2,227)	(1,739)	(3,969)	(114)	(2,432)	(2,547)	(345)	(35)	(381)	(1,768)	728	(1,041)
Production	(98,482)	—	(98,482)	(85,564)	—	(85,564)	(824)	—	(824)	(12,094)	—	(12,094)
At December 31, 2023	728,200	542,468	1,270,668	539,320	322,545	861,865	5,692	1,932	7,624	183,188	217,991	401,179

Total Company	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2022	42,094	28,759	70,853	313,129	209,661	522,790
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,220	(191)	3,029	24,428	2,877	27,305
Technical Revisions(6)	(5,536)	(8,614)	(14,150)	(27,483)	(35,017)	(62,500)
Acquisitions(7)	884	255	1,139	15,360	5,463	20,823
Dispositions	(1,418)	(1,394)	(2,812)	(27,361)	(19,949)	(47,310)
Economic Factors(8)	(41)	(63)	(104)	969	(1,581)	(612)
Production	(4,217)	—	(4,217)	(30,657)	—	(30,657)
At December 31, 2023	34,986	18,752	53,739	268,385	161,453	429,838

Vermilion Energy Inc. ■ Page 32 ■ 2023 Annual Information Form

North America	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	109,293	64,418	173,710	103,081	57,891	160,971	101	96	197	6,111	6,431	12,542
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	6,739	1,013	7,752	4,697	(74)	4,623	—	—	—	2,042	1,087	3,129
Technical Revisions(6)	(15,555)	(13,936)	(29,491)	(14,990)	(14,573)	(29,563)	7	(1)	6	(572)	638	66
Acquisitions(7)	25	(1)	24	25	(1)	24	—	—	—	—	—	—
Dispositions	(24,296)	(16,923)	(41,220)	(24,296)	(16,923)	(41,220)	—	—	—	—	—	—
Economic Factors(8)	698	(61)	637	744	(79)	665	—	—	—	(46)	18	(28)
Production	(6,108)	—	(6,108)	(5,478)	—	(5,478)	(5)	—	(5)	(625)	—	(625)
At December 31, 2023	70,794	34,508	105,303	63,781	26,239	90,021	103	95	198	6,910	8,174	15,084

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	559,816	445,492	1,005,308	392,429	252,377	644,806	7,475	2,643	10,118	159,912	190,472	350,384
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	82,657	16,339	98,996	32,678	(7,383)	25,295	—	—	—	49,979	23,722	73,701
Technical Revisions(6)	(42,374)	(52,635)	(95,009)	(28,670)	(54,950)	(83,620)	(864)	(754)	(1,618)	(12,840)	3,069	(9,771)
Acquisitions(7)	11,421	3,283	14,705	11,171	3,205	14,376	250	78	329	—	—	—
Dispositions	(9,883)	(9,791)	(19,673)	(9,883)	(9,791)	(19,673)	—	—	—	—	—	—
Economic Factors(8)	(505)	259	(247)	1,608	(434)	1,175	(345)	(35)	(381)	(1,768)	728	(1,041)
Production	(61,398)	—	(61,398)	(48,480)	—	(48,480)	(824)	—	(824)	(12,094)	—	(12,094)
At December 31, 2023	539,733	402,946	942,679	350,853	183,023	533,876	5,692	1,932	7,624	183,188	217,991	401,179

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	42,074	28,709	70,784	244,670	167,375	412,044
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,219	(191)	3,029	23,735	3,544	27,280
Technical Revisions(6)	(5,594)	(8,630)	(14,223)	(28,211)	(31,337)	(59,548)
Acquisitions(7)	884	255	1,139	2,812	801	3,613
Dispositions	(1,418)	(1,394)	(2,812)	(27,361)	(19,950)	(47,310)
Economic Factors(8)	(39)	(62)	(100)	575	(80)	495
Production	(4,191)	—	(4,191)	(20,534)	—	(20,534)
At December 31, 2023	34,936	18,689	53,624	195,685	120,355	316,040

Vermilion Energy Inc. ■ Page 33 ■ 2023 Annual Information Form

	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
International	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	42,915	20,986	63,901	42,915	20,986	63,901	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	650	(650)	—	650	(650)	—	—	—	—	—	—	—
Technical Revisions(6)	905	(1,388)	(482)	905	(1,388)	(482)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	684	(1,167)	(483)	684	(1,167)	(483)	—	—	—	—	—	—
Production	(3,916)	—	(3,916)	(3,916)	—	(3,916)	—	—	—	—	—	—
At December 31, 2023	41,237	17,782	59,019	41,237	17,782	59,019	—	—	—	—	—	—

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	153,142	127,502	280,646	153,142	127,502	280,646	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	252	(104)	148	252	(104)	148	—	—	—	—	—	—
Technical Revisions(6)	(1,410)	(13,846)	(15,257)	(1,410)	(13,846)	(15,257)	—	—	—	—	—	—
Acquisitions(7)	75,289	27,968	103,256	75,289	27,968	103,256	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(1,722)	(1,999)	(3,721)	(1,722)	(1,999)	(3,721)	—	—	—	—	—	—
Production	(37,083)	—	(37,083)	(37,083)	—	(37,083)	—	—	—	—	—	—
At December 31, 2023	188,467	139,521	327,988	188,467	139,521	327,988	—	—	—	—	—	—

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2022	21	50	70	68,461	42,286	110,744
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	692	(667)	25
Technical Revisions(6)	48	11	59	729	(3,681)	(2,951)
Acquisitions(7)	—	—	—	12,548	4,661	17,209
Dispositions	—	—	—	—	—	—
Economic Factors(8)	(2)	(2)	(4)	395	(1,502)	(1,107)
Production	(26)	—	(26)	(10,122)	—	(10,122)
At December 31, 2023	41	59	100	72,699	41,100	113,799

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. McDaniel & Associates is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(4)	For reporting purposes, “Total Oil” is the sum of Light Crude Oil and Medium Crude Oil, Heavy Crude Oil and Tight Oil and "Total Gas" is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.
(5)	“Extensions & Improved Recovery" are additions to booked volumes resulting from a capital expenditure in previously discovered reservoirs
•	Canada - Extensions primarily attributed to Mica Shale Gas development.
•	USA - Extensions were booked mainly in the Niobrara, based on successful 2023 drilling.
(6)	“Technical Revisions" are positive or negative revisions to an estimate resulting from new technical data or revised interpretations on previously assigned volumes, performance, development schedule and operating costs.
•

Canada - Negative technical revisions to Light and Medium Crude Oil in Canada are primarily attributable to corporate reallocation of near-term capital to our Mica asset, resulting in the prioritized removal of certain undeveloped locations and associated reserves in the Alberta Cardium and Saskatchewan Mississippian, which precluded their development within the period defined by the COGE handbook.

•	Canada - Negative technical revisions in Conventional Gas were primarily related to updated reserve forecasts on producing entities in Alberta.

Vermilion Energy Inc. ■ Page 34 ■ 2023 Annual Information Form

•

Canada - Negative technical revisions in Shale Gas were primarily driven by changes to the development plan adjustments in our Mica Asset to accelerate development in the BC portion of the play. These were partially offset by positive technical revisions realized on two 2023 Mica drills from the 16-18 Pad.

•

USA - Performance based negative technical revisions were primarily attributed to older unitized gas assets, and additionally impacted by increased costs.Proved and Probable negative technical revisions are reflective of new type curves for the still emerging undeveloped plays in the Parkman and Turner.

•

Ireland - The negative technical revision is associated with the cancellation of an undeveloped location, as the latest internal technical evaluation affirms that our current well development will effectively drain the economic reservoir.

•

Germany - Positive technical revisions on our light & medium crude oil assets in Germany were primarily related to strong production results on recent drills. These revisions were partially offset by some negative revisions realized on select producing conventional natural  gas assets based on historic performance.

•	Netherlands - Positive technical revisions were primarily related to new onstream wells, and positive performance revisions on producing wells
(7)	"Acquisitions" are positive additions to volume estimates because of purchasing interests in oil and gas properties.
•	Canada - Acquisition volume changes are primarily due to a tuck-in acquisition in Alberta.
•	Ireland - Acquisition volume is associated with the increased working interest in Corrib.
(8)	"Economic factors" are positive or negative revisions resulting from changes in market price outlook, inflation, or regulatory changes.
(9)	"Dispositions" are negative changes to volume estimates because of divesting of interests in oil and gas properties.
•	USA - Disposition volumes are attributable to the sale of non-core assets in East Finn.
•	Canada - Disposition volumes are mainly associated with the sale of select non-core assets in southeast Saskatchewan.

Vermilion Energy Inc. ■ Page 35 ■ 2023 Annual Information Form

Undeveloped reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following five years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

With Vermilion's extensive portfolio of opportunities, which also include resource plays and longer term projects, it would be impracticable to fully develop the entire portfolio of booked opportunities within two years. The development of these reserves has been based on planned and prioritized capital activity levels. The majority of the proved reserves are planned to be on stream within a three-year time frame, which represents approximately 61% of the net undeveloped location count, as well as 69% of the net total future development capital. All development is estimated to be completed within five years.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next seven years. In general, development of these reserves requires additional evaluation data to increase the probability of success to a level that favorably ranks the project against other projects in Vermilion's inventory. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

The Proved Plus Probable development is scheduled beyond two years with a balanced development plan to have the majority of locations on stream within five years, representing 82% of the net Probable locations, and 90% of the net future development capital spend.

Timing of initial undeveloped reserves assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil & Medium Crude Oil		Heavy Crude Oil		Tight Oil		Conventional Natural Gas
	First		First		First		First
	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)
Proved
2021	6,645	60,945	—	85	—	—	21,123	134,249
2022	3,212	54,984	—	84	3,623	3,623	13,303	117,067
2023	3,509	30,573	—	83	2,042	4,995	14,844	92,475
Probable
2021	1,551	56,057	—	24	—	—	27,387	226,458
2022	5,564	52,006	—	25	6,060	6,060	18,380	213,689
2023	871	24,452	—	90	1,087	7,568	8,435	153,055

	Shale Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	First	Booked	First	Booked	First	Booked	First	Booked
	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mboe)
Proved
2021	—		—	376	2,118	14,502	12,284	97,970
2022	100,205	100,205	—	428	3,652	15,437	29,405	110,411
2023	49,979	128,467	—	391	1,847	10,796	18,203	83,336
Probable
2021		—	—	109	2,155	16,293	8,271	110,136
2022	179,177	179,177	—	120	6,384	19,451	50,934	143,041
2023	23,722	200,070	—	111	1,041	11,174	8,358	102,157

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Vermilion Energy Inc. ■ Page 36 ■ 2023 Annual Information Form

Future development costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs). The future development cost estimates disclosed below are associated with reserves as evaluated by McDaniel & Associates. The future development cost estimates will differ from the costs ultimately incurred by Vermilion due to a number of factors, including costs incurred for properties that do not have associated reserves as evaluated by McDaniel & Associates and economic factors that may alter development pace and project selection.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion’s existing credit facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Australia
2024	—	4,390
2025	—	12,808
2026	—	71,370
2027	—	—
2028	—	—
Remainder	—	—
Australia total for all years undiscounted	—	88,569
Canada
2024	256,964	281,965
2025	201,089	240,159
2026	223,774	301,270
2027	192,453	326,795
2028	102,573	278,938
Remainder	80,267	197,537
Canada total for all years undiscounted	1,057,119	1,626,664
CEE
2024	714	714
2025	—	—
2026	—	—
2027	—	—
2028	—	—
Remainder	—	—
CEE total for all years undiscounted	714	714
France
2024	23,131	23,131
2025	44,876	71,602
2026	17,779	40,174
2027	24,972	74,486
2028	17,652	36,318
Remainder	—	33,319
France total for all years undiscounted	128,409	279,029
Germany
2024	848	10,544
2025	11,123	20,400
2026	31,448	51,622
2027	3,328	5,448
2028	7,536	8,194
Remainder	717	4,411
Germany for all years undiscounted	55,000	100,619

Vermilion Energy Inc. ■ Page 37 ■ 2023 Annual Information Form

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Ireland
2024	9,556	9,556
2025	21,130	21,130
2026	30,266	30,266
2027	889	889
2028	—	—
Remainder	—	—
Ireland total for all years undiscounted	61,840	61,840
Netherlands
2024	15,270	15,198
2025	449	449
2026	325	36,248
2027	328	10,410
2028	87	20,980
Remainder	82	794
Netherlands total for all years undiscounted	16,541	84,077
United States
2024	39,792	39,792
2025	95,641	95,641
2026	121,196	158,447
2027	67,908	140,024
2028	6,878	46,877
Remainder	—	10,218
United States total for all years undiscounted	331,414	490,999
Total Company
2024	346,274	385,289
2025	374,308	462,190
2026	424,786	689,397
2027	289,878	558,051
2028	134,726	391,307
Remainder	81,066	246,278
Total for all years undiscounted	1,651,038	2,732,511
North America
2024	296,755	321,757
2025	296,730	335,800
2026	344,969	459,717
2027	260,361	466,819
2028	109,451	325,815
Remainder	80,267	207,755
North America total for all years undiscounted	1,388,533	2,117,663
International
2024	49,519	63,532
2025	77,578	126,390
2026	79,817	229,679
2027	29,517	91,232
2028	25,275	65,492
Remainder	799	38,524
International total for all years undiscounted	262,505	614,849

Note:

(1)	The pricing assumptions used in the McDaniel & Associates Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are detailed in “Forecast Prices used in Estimates”.

Vermilion Energy Inc. ■ Page 38 ■ 2023 Annual Information Form

Crude oil and natural gas properties and wells

The following table sets forth the number of wells (based on wellbores) in which Vermilion held a working interest as at December 31, 2023:

	Crude Oil				Natural Gas
	Producing		Non-Producing (4)		Producing		Non-Producing (4)
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Canada
Alberta	413	284	147	97	634	479	378	270
Saskatchewan	1,614	898	1,105	652	—	—	12	6
British Columbia	16	15	—	—	3	3	4	3
Total Canada	2,043	1,197	1,252	749	637	482	394	279
Australia (1)	17	17	5	5	1	1	1	1
Croatia	—	—	—	—	—	—	2	2
France	305	299	125	124	—	—	3	3
Germany	75	61	112	94	23	13	7	4
Ireland (1)	—	—	—	—	6	3	—	—
Netherlands	—	—	—	—	80	33	136	78
Hungary	—	—	—	—	1	1	—	—
United States	159	131	93	89	—	—	—	—
Total Vermilion	2,599	1,705	1,587	1,061	748	533	543	367
North America	2,202	1,328	1,345	838	637	482	394	279
International	397	377	242	223	111	51	149	88

Notes:

(1)	Wells for Australia and Ireland are located offshore.
(2)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(3)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(4)	Non-producing wells include wells which are capable of producing, but which are currently not producing, and are re-evaluated with respect to future commodity prices, proximity to facility infrastructure, design of future exploration and development programs, and access to capital.

Vermilion Energy Inc. ■ Page 39 ■ 2023 Annual Information Form

Costs incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2023:

	Acquisition Costs for Proved	Acquisition Costs for Unproved	Exploration	Development	Total
($M)	Properties	Properties	Costs	Costs	Costs
Australia	—	—	—	26,005	26,005
Canada	49,582	—	—	288,223	337,805
Croatia	—	—	9,646	145	9,791
France	—	—	—	48,297	48,297
Germany	—	—	11,248	48,463	59,711
Hungary	—	—	187	1,570	1,757
Ireland	488,893	—	—	20,283	509,176
Netherlands	—	—	—	44,147	44,147
United States	3,808	—	—	91,977	95,785
Total	542,283	—	21,081	569,110	1,132,474
North America	53,390	—	—	380,200	433,590
International	488,893	—	21,081	188,910	698,884

Acreage

The following table summarizes the acreage for the year ended December 31, 2023:

	Developed (1)		Undeveloped		Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)(4)	Net (3)(4)
Australia	20,164	20,164	39,389	39,389	59,552	59,552
Canada	721,732	569,117	330,154	265,279	1,051,886	834,396
Croatia	6,487	6,487	508,482	508,482	514,969	514,969
France	257,394	248,142	63,010	63,010	320,404	311,152
Germany	108,675	55,951	1,512,617	693,226	1,621,292	749,177
Hungary	1,225	1,225	299,346	299,346	300,571	300,571
Ireland	7,326	4,151	—	—	7,326	4,151
Netherlands	159,481	63,765	1,444,725	780,643	1,604,206	844,409
Slovakia	—	—	97,960	48,980	97,960	48,980
United States	76,775	57,073	34,910	26,869	111,685	83,942
Total	1,359,259	1,026,075	4,330,593	2,725,224	5,689,851	3,751,299
North America	798,507	626,190	365,064	292,148	1,163,571	918,338
International	560,752	399,885	3,965,529	2,433,076	4,526,280	2,832,961

Notes:

(1)	“Developed” means the acreage assigned to productive wells based on applicable regulations.
(2)	“Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.
(3)	“Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.
(4)	When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Vermilion Energy Inc. ■ Page 40 ■ 2023 Annual Information Form

Exploration and development activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2023 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Australia	—	—	—	—
Canada
Oil	—	—	26.0	18.9
Gas	—	—	19.0	15.9
Service	—	—	—	—
Dry Holes	—	—	—	—
Total Canada	—	—	45.0	34.8
Croatia
Oil	—	—	—	—
Gas	—	—	—	—
Dry holes	—	—	—	—
Total Croatia	—	—	—	—
France
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total France	—	—	—	—
Germany
Oil	—	—	3.0	3.0
Gas	—	—	—	—
Service	—	—	—	—
Dry Holes	—	—	—	—
Total Germany	—	—	3.0	3.0
Hungary
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Hungary	—	—	—	—
Ireland
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Ireland	—	—	—	—
Netherlands
Oil	—	—	—	—
Gas	2.0	1.0	—	—
Dry Holes	1.0	0.5	—	—
Total Netherlands	3.0	1.5	—	—
United States
Oil	—	—	18.0	8.1
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total United States	—	—	18.0	8.1

Vermilion Energy Inc. ■ Page 41 ■ 2023 Annual Information Form

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Total Company
Oil	—	—	47.0	30.0
Gas	2.0	1.0	19.0	15.9
Service	—	—	—	—
Dry Holes	1.0	0.5	—	—
Total Company	3.0	1.5	66.0	45.9
North America
Oil	—	—	44.0	27.0
Gas	—	—	19.0	15.9
Service	—	—	—	—
Dry Holes	—	—	—	—
Total North America	—	—	63.0	42.9
International
Oil	—	—	3.0	3.0
Gas	2.0	1.0	—	—
Service	—	—	—	—
Dry Holes	1.0	0.5	—	—
Total International	3.0	1.5	3.0	3.0

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion Energy Inc. ■ Page 42 ■ 2023 Annual Information Form

Properties with no attributed reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2023:

Country	Gross Acres (1)	Net Acres (2)
Australia	39,389	39,389
Canada	384,237	325,777
Croatia	968,888	968,888
France	106,993	106,993
Germany	1,549,929	706,817
Hungary	613,405	613,405
Ireland	—	—
Netherlands	1,445,624	781,097
Slovakia	97,907	48,954
United States	65,284	52,955
Total	5,271,655	3,644,273
North America	449,521	378,732
International	4,822,135	3,265,543

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop, and exploit approximately 49,717 (41,024 net) acres in Canada, 502,107 (502,107 net) acres in Croatia, 0 (0 net) acres in Hungary, 43,984 (43,984 net) acres in France, and 405 (405 net) acres in the United States to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. Work commitments on these lands are categorized as seismic acquisition, geophysical studies, or well commitments. No such rights are expected to expire within one year for Australia, Germany, Ireland, the Netherlands, and Slovakia. Vermilion currently has no material work commitments in Australia, Canada, Ireland, the Netherlands and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $46.4 million in the next year.

Vermilion’s properties with no attributed reserves do not have any significant abandonment and reclamation costs. All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized.

Vermilion Energy Inc. ■ Page 43 ■ 2023 Annual Information Form

Production estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2024 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the McDaniel & Associates Report:

	Light Crude Oil &			Conventional	Shale	Coal Bed	Natural Gas
	Medium Crude Oil	Heavy Crude Oil	Tight Oil	Natural Gas	Natural Gas	Methane	Liquids	BOE
	(bbl/d)	(bbl/d)	(bbl/d)	(mcf/d)	(mcf/d)	(mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	3,782	—	—	—	—	—	—	3,782
Probable	86	—	—	—	—	—	—	86
Proved Plus Probable	3,867	—	—	—	—	—	—	3,867
Canada
Proved	9,762	15	2,366	105,843	51,739	2,069	10,076	48,827
Probable	748	1	348	11,699	5,189	56	1,194	5,114
Proved Plus Probable	10,510	15	2,714	117,543	56,927	2,125	11,269	53,941
CEE
Proved	—	—	—	7,672	—	—	—	1,279
Probable	—	—	—	2,896	—	—	—	483
Proved Plus Probable	—	—	—	10,568	—	—	—	1,761
France
Proved	7,406	—	—	—	—	—	—	7,406
Probable	194	—	—	—	—	—	—	194
Proved Plus Probable	7,599	—	—	—	—	—	—	7,599
Germany
Proved	1,815	—	—	21,280	—	—	—	5,362
Probable	126	—	—	2,095	—	—	—	475
Proved Plus Probable	1,941	—	—	23,375	—	—	—	5,837
Ireland
Proved	—	—	—	54,524	—	—	6	9,093
Probable	—	—	—	2,394	—	—	—	399
Proved Plus Probable	—	—	—	56,917	—	—	6	9,492
Netherlands
Proved	—	—	—	23,078	—	—	36	3,882
Probable	—	—	—	1,890	—	—	3	318
Proved Plus Probable	—	—	—	24,969	—	—	39	4,200
United States
Proved	3,287	—	—	7,007	—	—	1,051	5,506
Probable	467	—	—	586	—	—	88	653
Proved Plus Probable	3,754	—	—	7,593	—	—	1,139	6,159
Corporate
Proved	26,052	15	2,366	219,404	51,739	2,069	11,168	85,136
Probable	1,621	1	348	21,560	5,189	56	1,284	7,721
Proved Plus Probable	27,672	15	2,714	240,964	56,927	2,125	12,453	92,857
North America
Proved	13,049	15	2,366	112,850	51,739	2,069	11,127	54,333
Probable	1,216	1	348	12,285	5,189	56	1,282	5,767
Proved Plus Probable	14,265	15	2,714	125,136	56,927	2,125	12,408	60,100
International
Proved	13,003	—	—	106,554	—	—	42	30,803
Probable	405	—	—	9,274	—	—	3	1,954
Proved Plus Probable	13,408	—	—	115,828	—	—	44	32,757

Vermilion Energy Inc. ■ Page 44 ■ 2023 Annual Information Form

Production history

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs, and netbacks received by Vermilion for each quarter of its most recently completed financial year:

	Three Months Ended March 31, 2023	Three Months Ended June 31, 2023	Three Months Ended September 31, 2023	Three Months Ended December 31, 2023
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	1,204	4,715
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	143.69
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	(40.22)
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	183.91
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	16,674	12,901	12,054	11,614
Conventional Natural Gas (mmcf/d)	160.34	159.26	163.96	160.16
Natural Gas Liquids (bbl/d)	11,594	9,019	10,629	10,315
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	94.93	93.66	105.86	97.79
Conventional Natural Gas ($/mcf)	4.14	2.32	2.55	2.65
Natural Gas Liquids ($/bbl)	34.97	53.95	54.78	59.68
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	8.74	17.26	16.21	13.47
Conventional Natural Gas ($/mcf)	0.36	(0.39)	—	(0.02)
Natural Gas Liquids ($/bbl)	17.63	4.11	9.03	12.33
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	2.76	2.58	4.25	4.70
Conventional Natural Gas ($/mcf)	0.34	0.15	0.14	0.21
Natural Gas Liquids ($/bbl)	4.64	3.01	3.91	3.80
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	18.45	23.21	29.92	25.01
Conventional Natural Gas ($/mcf)	1.69	1.29	0.72	0.68
Natural Gas Liquids ($/bbl)	15.76	9.11	15.48	15.19
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	64.98	50.61	55.48	54.61
Conventional Natural Gas ($/mcf)	1.75	1.27	1.69	1.78
Natural Gas Liquids ($/bbl)	(3.06)	37.72	26.36	28.36

Vermilion Energy Inc. ■ Page 45 ■ 2023 Annual Information Form

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2023	June 31, 2023	September 31, 2023	December 31, 2023
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	7,578	7,788	7,578	7,395
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	108.15	100.51	115.36	116.92
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	11.90	13.66	16.02	15.93
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	10.40	10.36	5.64	12.80
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	27.76	31.21	28.28	37.93
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	58.09	45.28	65.42	50.26
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	1,410	1,715	1,713	1,775
Conventional Natural Gas (mmcf/d)	25.85	22.05	20.30	19.62
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	106.06	99.54	108.64	110.62
Conventional Natural Gas ($/mcf)	24.99	14.17	11.96	16.16
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	1.45	3.50	7.07	(3.33)
Conventional Natural Gas ($/mcf)	1.17	1.00	(0.61)	0.66
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	11.51	17.85	13.41	14.56
Conventional Natural Gas ($/mcf)	0.57	0.46	0.96	0.84
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	22.75	21.18	40.20	20.63
Conventional Natural Gas ($/mcf)	3.35	3.99	4.47	3.01
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	70.35	57.01	47.96	78.76
Conventional Natural Gas ($/mcf)	19.90	8.72	7.14	11.65
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 46 ■ 2023 Annual Information Form

	Three Months Ended March 31, 2023	Three Months Ended June 31, 2023	Three Months Ended September 31, 2023	Three Months Ended December 31, 2023
Hungary
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	0.64	0.30	0.05	0.54
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	31.96	16.74	12.98	18.21
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	17.75	6.80	28.37	7.72
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	9.29	10.61	46.52	11.00
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	4.92	(0.67)	(61.91)	(0.51)
Natural Gas Liquids ($/bbl)	—	—	—	—
Ireland
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	24.58	67.51	47.96	64.04
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	22.37	14.43	14.46	17.05
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.41	0.42	0.58	0.18
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	2.09	1.71	2.35	2.37
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	19.87	12.30	11.53	14.50
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 47 ■ 2023 Annual Information Form

	Three Months Ended March 31, 2023	Three Months Ended June 31, 2023	Three Months Ended September 31, 2023	Three Months Ended December 31, 2023
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	29.07	27.28	24.32	32.06
Natural Gas Liquids (bbl/d)	66	61	39	119
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	81.48	—	—	—
Conventional Natural Gas ($/mcf)	26.22	15.25	12.29	17.12
Natural Gas Liquids ($/bbl)	—	71.91	98.48	106.81
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	5.67	2.68	(9.21)	0.23
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	4.94	5.52	1.51	3.03
Natural Gas Liquids ($/bbl)	—	—	12.14	18.90
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	81.48	—	—	—
Conventional Natural Gas ($/mcf)	15.61	7.05	19.99	13.86
Natural Gas Liquids ($/bbl)	—	71.91	86.34	87.91
United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	2,824	3,349	4,404	3,187
Conventional Natural Gas (mmcf/d)	7.14	7.23	7.25	7.49
Natural Gas Liquids (bbl/d)	1,041	1,047	1,139	1,158
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	100.90	96.42	107.13	104.59
Conventional Natural Gas ($/mcf)	3.61	1.71	1.93	2.04
Natural Gas Liquids ($/bbl)	44.75	38.63	30.04	45.00
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	26.64	24.71	28.31	31.80
Conventional Natural Gas ($/mcf)	1.01	0.50	0.93	0.63
Natural Gas Liquids ($/bbl)	12.33	10.11	14.68	6.28
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	0.25	0.20	0.40	1.50
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	0.04	0.03	0.05	0.09
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	15.10	12.94	8.83	17.67
Conventional Natural Gas ($/mcf)	2.24	2.24	0.16	0.35
Natural Gas Liquids ($/bbl)	13.56	13.33	2.49	7.69
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	58.91	58.57	69.59	53.62
Conventional Natural Gas ($/mcf)	0.36	(1.03)	0.84	1.06
Natural Gas Liquids ($/bbl)	18.82	15.16	12.82	30.94

Vermilion Energy Inc. ■ Page 48 ■ 2023 Annual Information Form

	Three Months Ended March 31, 2023	Three Months Ended June 31, 2023	Three Months Ended September 31, 2023	Three Months Ended December 31, 2023
Total Company
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	28,486	25,754	26,953	28,686
Conventional Natural Gas (mmcf/d)	247.61	283.63	263.83	283.91
Natural Gas Liquids (bbl/d)	12,700	10,127	11,807	11,592
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	98.45	96.60	109.25	108.67
Conventional Natural Gas ($/mcf)	10.77	7.37	6.32	8.48
Natural Gas Liquids ($/bbl)	36.24	52.51	52.53	58.70
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	10.63	16.23	17.64	13.83
Conventional Natural Gas ($/mcf)	1.09	0.14	(0.86)	0.09
Natural Gas Liquids ($/bbl)	16.94	4.70	9.55	11.60
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	4.48	5.72	4.58	5.99
Conventional Natural Gas ($/mcf)	0.32	0.22	0.27	0.22
Natural Gas Liquids ($/bbl)	4.05	2.68	3.52	3.39
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	20.72	27.99	28.27	19.92
Conventional Natural Gas ($/mcf)	2.67	2.14	1.63	1.56
Natural Gas Liquids ($/bbl)	24.08	15.31	13.54	10.77
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	62.62	46.66	58.76	68.93
Conventional Natural Gas ($/mcf)	6.69	4.87	5.28	6.61
Natural Gas Liquids ($/bbl)	(8.83)	29.82	25.92	32.94
North America
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	19,498	16,250	16,458	14,801
Conventional Natural Gas (mmcf/d)	167.48	166.49	171.21	167.65
Natural Gas Liquids (bbl/d)	12,635	10,066	11,768	11,473
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	95.63	94.23	106.20	99.25
Conventional Natural Gas ($/mcf)	4.11	2.29	2.52	2.62
Natural Gas Liquids ($/bbl)	36.23	52.36	52.38	58.20
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	10.84	18.80	19.45	17.42
Conventional Natural Gas ($/mcf)	0.39	(0.35)	0.04	0.01
Natural Gas Liquids ($/bbl)	16.94	4.73	9.58	11.72
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.47	2.09	3.22	4.01
Conventional Natural Gas ($/mcf)	0.33	0.14	0.14	0.20
Natural Gas Liquids ($/bbl)	4.05	2.70	3.53	3.42
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	19.54	25.38	26.09	24.12
Conventional Natural Gas ($/mcf)	1.06	0.63	0.62	0.63
Natural Gas Liquids ($/bbl)	24.84	14.28	12.84	14.04
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	62.79	47.95	57.45	53.70
Conventional Natural Gas ($/mcf)	2.34	1.87	1.72	1.78
Natural Gas Liquids ($/bbl)	(9.60)	30.65	26.43	29.01

Vermilion Energy Inc. ■ Page 49 ■ 2023 Annual Information Form

	Three Months Ended March 31, 2023	Three Months Ended June 31, 2023	Three Months Ended September 31, 2023	Three Months Ended December 31, 2023
International
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	8,988	9,503	10,495	13,885
Conventional Natural Gas (mmcf/d)	80.14	117.14	92.63	116.26
Natural Gas Liquids (bbl/d)	66	61	39	119
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	106.91	100.37	114.32	123.99
Conventional Natural Gas ($/mcf)	24.69	14.58	13.34	16.93
Natural Gas Liquids ($/bbl)	—	77.22	98.35	106.86
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	9.99	12.14	14.64	8.00
Conventional Natural Gas ($/mcf)	2.58	0.83	(2.54)	0.21
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	10.51	11.47	6.84	9.21
Conventional Natural Gas ($/mcf)	0.31	0.33	0.51	0.24
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	11.73	16.32	14.36	9.18
Conventional Natural Gas ($/mcf)	2.71	2.37	1.68	1.25
Natural Gas Liquids ($/bbl)	—	12.55	12.35	7.91
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	74.67	60.43	78.48	97.60
Conventional Natural Gas ($/mcf)	19.10	11.05	13.70	15.22
Natural Gas Liquids ($/bbl)	—	64.66	85.99	98.95

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

Vermilion’s outstanding risk management positions as at December 31, 2023 are summarized in Supplemental Table 2: Hedges, included in the Company’s 2023 Management’s Discussion and Analysis, dated March 6, 2024, available on SEDAR+ at www.sedarplus.ca, under Vermilion’s SEDAR+ profile.

Vermilion Energy Inc. ■ Page 50 ■ 2023 Annual Information Form

Directors and Officers

As at January 31, 2024, the directors and officers of Vermilion beneficially owned, or controlled or directed, directly or indirectly, 1,352,650 common shares representing approximately 0.8% of the issued and outstanding common shares.

Set forth below is certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following tables for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Board of Directors

Vermilion’s Board of Directors currently consists of ten directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Robert Michaleski Calgary, Alberta Canada	(1) (3) (5)	Director	2016

2000 to 2020, Director of Pembina Pipeline Corporation

2012 to 2023,

Director of Essential Energy Services Ltd., a public oilfield services company

Since 2003, Director of Coril Holdings Ltd., a private investment company

Dion Hatcher Calgary, Alberta Canada		President & Chief Executive Officer and Director	2023

Since March 2023, President & Chief Executive Officer of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021 Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

James J. Kleckner Jr. Edwards, Colorado USA	(7) (9)	Director	2021

Since 2021, Director of Great Western Petroleum, a public oil and gas company

2019 to 2021, Director of Parsley Energy, a public oil and gas company

2018 to 2020, Chief Executive Officer of Jagged Peak Energy Inc., a public oil and gas company

2018 to 2020, Director of Jagged Peak Energy Inc., a public oil and gas company

2016 to 2019, Director of Delonex Energy Ltd., a private oil and gas company

Carin S. Knickel Golden, Colorado USA	(4) (7) (11)	Director	2018

Since 2015, Director of Hudbay Minerals, Inc., a public mining company

2015 to 2020, Director of Whiting Petroleum, a public oil and gas company

Since 2014, Director of National MS Society (Colorado/Wyoming Chapter), a non-profit organization

Stephen Larke Calgary, Alberta Canada	(3) (5) (10)	Director	2017	Since 2020, Director of Headwater Exploration Inc., a public oil and gas company Since 2019, Director of Topaz Energy Corp., a public energy company
Timothy R. Marchant Calgary, Alberta Canada	(6) (9) (11)	Director	2010

2022 to 2023, Director of Vaalco Energy Inc., a public oil and gas company

2020 to 2022, Director of TransGlobe Energy Corporation, a public oil and gas company

Since 2015, Director, Valeura Energy Inc., a public oil and gas company

2013 to 2022, Director of Cub Energy Inc., a public oil and gas company

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

William Roby Katy, Texas USA	(7) (8) (11)	Director	2017	Since 2020, Director of California Resources Corp, a public oil and gas company Since 2015, Chief Executive Officer, Shepherd Energy, LLC., a private energy efficiency services company

Vermilion Energy Inc. ■ Page 51 ■ 2023 Annual Information Form

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Manjit Sharma Toronto, Ontario Canada	(2) (5)	Director	2021

Since 2023, Director of TransAlta Corporation, a public utilities company

Since 2022, Director of Finning International Inc., a public machinery manufacturing company

Since 2020, Director of Export Development Canada, a financial services company

2020 to 2023, Investment Committee of GE Canada Pension Trust, a pension fund

2020 to 2021, Chief Financial Officer of WSP Canada, a civil engineering company

2019 to 2021, Audit Committee of Ontario Chamber of Commerce, a charitable organization

2016 to 2019, Chief Financial Officer of GE Canada, an industrial engineering company

2013 to 2020, Audit and Investment Committee YMCA Greater Toronto, a charitable organization

Myron Stadnyk Calgary, Alberta Canada	(7) (9)	Director	2022

Since 2020, Director of Crescent Point Energy Corp.

Since 2018, Chair of the University of Saskatchewan Engineering Trust

2018 to 2023, Director of Prairie Sky Royalty Ltd.

2013 to 2020, President, Chief Executive Officer, and Director of ARC Resources Ltd.

Judy Steele Halifax, Nova Scotia Canada	(3) (5) (11)	Director	2021	Since 2012, President and Chief Operating Officer of Emera Energy, an energy marketing and trading company Since 2017, Director of Canadian Blood Services, a non-profit organization

Committees:

(1)	Chairman (Independent)
(2)	Audit Committee Chair (Independent)
(3)	Audit Committee Member (Independent)
(4)	Governance and Human Resources Committee Chair (Independent)
(5)	Governance and Human Resources Committee Member (Independent)
(6)	Health, Safety and Environment Committee Chair (Independent)
(7)	Health, Safety and Environment Committee Member (Independent)
(8)	Technical Committee Chair (Independent)
(9)	Technical Committee Member (Independent)
(10)	Sustainability Committee Chair (Independent)
(11)	Sustainability Committee Member (Independent)

Vermilion Energy Inc. ■ Page 52 ■ 2023 Annual Information Form

Officers

Name and	Office Held	Principal Occupation During the Past Five Years
Municipality of
Residence
Dion Hatcher Calgary, Alberta Canada	President & Chief Executive Officer

Since March 2023, President & Chief Executive Officer of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021, Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

Lars Glemser Calgary, Alberta Canada	Vice President & Chief Financial Officer	Since April 2018, Vice President and Chief Financial Officer of Vermilion January 2018 to April 2018, Director, Finance of Vermilion June 2015 to January 2018, Finance Professional of Vermilion
Tamar Epstein Calgary, Alberta Canada	General Counsel

Since August 2023, General Counsel of Vermilion

Since 2022, Board of Calgary Economic Development

2021 to 2023, General Counsel & VP ESG of Validere Technologies

2018 to 2021, General Counsel, Corporate Secretary & Director ESG of IPC Canada Ltd.

Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion
Yvonne Jeffery Calgary, Alberta Canada	Vice President Sustainability

May 2021, Vice President, Sustainability of Vermilion

August 2020 to May 2021, Director, Sustainability of Vermilion

April 2018 to August 2020, Manager Communications, Community Investment and Sustainability of Vermilion

November 2015 to March 2018, Team Lead, Communications, Community Investment and Sustainability of Vermilion

Darcy Kerwin Calgary, Alberta Canada	Vice President International & HSE

Since November 2020, Vice President, International & HSE of Vermilion

September 2020 to November 2020, Vice President, Strategic Planning of Vermilion

February 2018 to September 2020, Managing Director, Ireland Business Unit of Vermilion

March 2014 to February 2018, Managing Director, France Business Unit of Vermilion

Bryce Kremnica Calgary, Alberta Canada	Vice President North America	November 2021 to February 2024, Vice President, North America of Vermilion May 2014 to November 2021, Director, Field Operations Canada Business Unit of Vermilion
Geoff MacDonald Calgary, Alberta Canada	Vice President Geosciences

Since November 2021, Vice President, Geosciences of Vermilion

March 2019 to November 2021, Chief Geoscientist of Vermilion

August 2015 to March 2019, Vice President, Exploration of Velvet Energy, a private oil and gas company

Kyle Preston Calgary, Alberta Canada	Vice President Investor Relations	Since July 2019, Vice President, Investor Relations of Vermilion May 2016 to July 2019, Director, Investor Relations of Vermilion
Averyl Schraven Calgary, Alberta Canada	Vice President People and Culture

Since November 2021, Vice President, People & Culture of Vermilion

December 2020 to November 2021, Director, People and Culture of Vermilion

February 2014 to December 2020, Manager, Global Human Resources Services of Vermilion

Gerard Schut Den Haag The Netherlands	Vice President European Operations	Since July 2012, Vice President, European Operations of Vermilion
Jenson Tan Calgary, Alberta Canada	Vice President Business Development	Since October 2017, Vice President, Business Development of Vermilion July 2016 to October 2017, Director, Business Development of Vermilion
Jamie Gagner Calgary, Alberta Canada	Corporate Secretary	Since January 2023, counsel with Lawson Lundell LLP, a law firm

Vermilion Energy Inc. ■ Page 53 ■ 2023 Annual Information Form

Description of Capital Structure

Credit ratings

Credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings. A reduction in the credit rating of the Company or the Company's debt or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into ordinary course hedging arrangements or contracts with customers and suppliers.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

As at March 6, 2024, Vermilion had the following credit ratings from S&P Global Ratings ("S&P"), Moody's Investors Service (“Moody’s”), and Fitch Ratings (“Fitch”):

Rating Agency	Company Rating	Outlook	Senior Unsecured Notes
S&P (1)	B+ (1)	Stable	BB- (4)
Moody's (2)	B1 (2)	Stable	B3 (5)
Fitch (3)	BB- (3)	Stable	BB- (6)

Notes:

(1)

S&P rates long-term corporate credit ratings by rating categories ranging from a high of "AAA" to a low of "D". Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An obligor rated “B” is within the sixth highest of the ten categories, and is characterized by S&P as more vulnerable in the near term than obligors rated "BB", but has the capacity to meet its financial commitments on the obligation. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

(2)

Moody's corporate family ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B1 by Moody’s is within the sixth highest of nine categories. An obliger rated B1 is considered non-investment grade speculative and is subject to high credit risk.

(3)

Fitch’s corporate credit rating categories range from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. Rating outlooks may be provided to direct where a rating may potentially move within the next year or two, and fall under four outlooks: “positive”, “stable”, “negative”, or “evolving”. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

(4)

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "B+" is characterized as less vulnerable to nonpayment than other speculative issues. However, an obligation rated "B+" faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "B" category is the sixth highest of the ten available categories.

(5)

Moody’s long-term obligations ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B3 by Moody’s is within the sixth highest of nine categories. Obligations rated B3 are considered non-investment grade speculative and are subject to high credit risk.

(6)

Fitch’s long-term debt instrument ratings are categorized from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

Vermilion Energy Inc. ■ Page 54 ■ 2023 Annual Information Form

Common shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Awards pursuant to which a holder may receive Common Shares have been issued under certain Vermilion compensation arrangements. See Vermilion's annual financial statements as at and for the year ended December 31, 2023 (a copy of which is available on SEDAR+ at www.sedarplus.ca under Vermilion’s SEDAR+ profile) for further details regarding the amount and value of such awards.

Dividend history

The Company paid a monthly dividend from January 2003 through March 2020. The dividend was suspended in April 2020 in response to the deterioration in near-term commodity prices and worsening outlook for global oil demand as a result of the COVID-19 pandemic and OPEC+ oil price war. Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to Shareholders and as a result of our focus on financial strength we reinstated the dividend in the first quarter of 2022 and subsequently increased the per share amounts in both the second quarter of 2022, the first quarter of 2023 and the first quarter of 2024.

Solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends must be satisfied prior to the declaration of a dividend. In addition, decisions with respect to the declaration of dividends on the common shares are made by the Board of Directors on the basis of the Company's net earnings, financial requirements, and other conditions.

The following table sets forth the history of Vermilion's dividend per share:

Date	Frequency	Dividend per unit or share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 to March 2024	Quarterly	$0.100
April 2024 onwards	Quarterly	$0.120

The following table outlines dividends declared per share for each of the three most recently completed financial years:

Date	Dividends per common share
2021	$0.00
2022	$0.20
2023	$0.40

In the first quarter of 2024, we increased the quarterly dividend 20% to $0.12 per share, aligned with our dividend policy of providing ratable increases while ensuring the annual dividend amount is sustainable at mid-cycle pricing and our continued focus on debt reduction in 2024. The dividend of $0.12 per share for Q1 2024 was declared on March 6, 2024.

Vermilion Energy Inc. ■ Page 55 ■ 2023 Annual Information Form

Market for Securities

The outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol VET. The following table sets forth the closing price range and trading volume of the common shares on the TSX for the periods indicated:

2023	High	Low	Close	Volume
January	$23.73	$19.55	$20.40	35,897,397
February	$20.28	$17.49	$18.28	22,217,877
March	$19.80	$16.41	$17.53	34,101,636
April	$18.72	$16.35	$17.15	22,314,758
May	$17.27	$14.65	$14.77	19,205,531
June	$16.71	$14.55	$16.52	18,937,914
July	$18.49	$15.85	$18.38	16,553,365
August	$20.75	$17.48	$19.68	18,728,208
September	$21.60	$18.75	$19.87	16,467,654
October	$21.30	$17.47	$20.01	17,765,306
November	$20.39	$16.92	$17.14	16,897,164
December	$17.27	$14.59	$15.97	15,351,544

Vermilion Energy Inc. ■ Page 56 ■ 2023 Annual Information Form

Audit Committee Matters

Audit committee charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls, and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Manjit Sharma (Chair)	Yes	Yes

Ms. Sharma has over 30 years of experience operating in complex global organizations across many industry sectors including power, energy, transportation, oil & gas, financial services, mining, and consulting. While Ms. Sharma most recently served as Chief Financial Officer of WSP Canada, the bulk of her career has been with GE Canada. While at GE, Ms. Sharma held a variety of progressively senior management roles, lastly as its Chief Financial Officer, her responsibilities spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion. Ms. Sharma serves as a member of the Board of Directors for Export Development Canada, Finning International Inc., TransAlta Corporation, and is a member of the GE Canada Pension Trust Investment Committee. She previously served as a Director of the BGO Prime Canadian Property Fund, the Board of GE Canada Company, the Ontario Chamber of Commerce and the YMCA of the Greater Toronto Area. Ms. Sharma was also recognized as one of Canada’s Top 100 Most Powerful Women in 2019. Ms. Sharma holds a Bachelors of Commerce degree from the University of Toronto, is a FCPA FCA, and has completed both the Institute of Corporate Directors Education Program and the Global Competent Boards Designation.

Robert Michaleski	Yes	Yes

Mr. Michaleski holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and is a Chartered Accountant. He has over 30 years of experience in various senior management and executive capacities at Pembina Pipeline Corporation. He was Chief Executive Officer from 2000 to 2013 and also President from 2000 to 2012. He was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a Director of Pembina from 2000 to 2020, a Director of Essential Energy Services Ltd. since 2012, and a Director of Coril Holdings Ltd. since 2003. He is a member of the Institute of Corporate Directors.

Stephen Larke	Yes	Yes

Mr. Larke holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and is a Chartered Financial Analyst. He brings over 20 years of experience in energy capital markets, including research, sales, trading, and equity finance. From 2017 to 2018, he was Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. From 2005 to 2015, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. From 1997 to 2005, he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst.

Judy Steele	Yes	Yes

Ms. Steele has more than 35 years of experience in various energy businesses including hydro, wind, biomass and natural gas fired electrical generating facilities. Currently, Ms. Steele is the President & Chief Operating Officer of Emera Energy Inc., where she is responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development. She is a member of the Emera Inc. Corporate Leadership Team and Emera’s Sustainability Management Committee and Leadership Safety Advisory Council. Prior to her current role, Ms. Steele held a variety of executive and senior management positions within Emera Inc. Ms. Steele is currently a Board member of Canadian Blood Services and a Governor of St. Francis Xavier University. She previously served as a Director and Chair of the Audit Committee for The Halifax Port Authority and was National Chair of the Canadian Breast Cancer Foundation. Ms. Steele is a recipient of the Chartered Accountant of the Year Award, from the Institute of Chartered Accountants of Nova Scotia, for outstanding community leadership

External audit service fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2023 and 2022, Deloitte LLP (PCAOB ID No. 1208), the auditors of the Company, received the following fees from the Company:

Item	2023	2022
Audit fees (1)	$2,794,556	$1,497,599
Audit-related fees (2)	$42,203	$68,393
Tax fees (3)	$64,164	$102,385

Vermilion Energy Inc. ■ Page 57 ■ 2023 Annual Information Form

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2023 and 2022.
(2)	Audit-related fees billed by Deloitte LLP for other assurance engagements required by management or regulation.
(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.

Conflicts of Interest

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

Interest of Management and Others in Material Transactions

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2023, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Legal Proceedings

The Company is not party to any significant legal proceedings as of March 6, 2024.

Material Contracts

The Company has not entered into any material contracts outside its normal course of business.

Interests of Experts

As at the date hereof, principals of McDaniel & Associates, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of McDaniel & Associates and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.

Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

Vermilion Energy Inc. ■ Page 58 ■ 2023 Annual Information Form

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and Vancouver, British Columbia.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should carefully consider the information contained herein and, in particular, the following risk factors.

Market risks

Volatility of oil and gas prices

The Company's reserves, financial performance, financial position, and cash flows are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors. Supply factors can include availability (or lack thereof) of transportation capacity and production curtailments by independent producers or by OPEC members. Demand factors can be impacted by general economic conditions, supply chain requirements, environmental and other factors. Environmental and other factors include changes in weather, weather patterns, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technology advances in fuel economy and energy generation devices. Shifts in supply and demand for certain commodities, products, and services may occur as climate-related risks are increasingly taken into account.

Constraints at processing facilities and/or on transportation

The Company delivers its products via gathering and processing facilities, pipeline systems, trucks, rail, and tanker. The amount of crude oi, natural gas, and natural gas liquids that the Company can produce and sell is subject to the availability, proximity, and capacity of these systems and related infrastructure. Unexpected shutdowns or curtailment of capacity of gathering and processing facilities, and pipeline systems, or an inability to secure trucks, rail, or tankers could affect the Company's production, operations, and financial results. The Company's production may flow through third party facilities which the Company does not control and these facilities may discontinue or decrease operations as result of normal course service requirements, unexpected events or otherwise. A discontinuation or decrease of operation of these third party facilities could have a material adverse effect on the Company's ability to process it's production and deliver to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers.

Volatility of foreign exchange rates

The Company's reserves, financial performance, financial position, and cash flows are affected by prevailing foreign exchange rates. An increase in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would reduce the Canadian equivalent cash receipts for Vermilion's production. Conversely, a decrease in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would increase the Canadian equivalent cash outflows for Vermilion's operating and capital expenditures.

Volatility of market price of Common Shares

The market price of Vermilion's Common Shares may be volatile and this volatility may affect the ability of Shareholders to sell Common Shares at an advantageous price. Market price fluctuations in the common shares may be due to: the Company’s operating results or financial performance failing to meet the expectations of securities analysts or investors in any quarter; downward revision in securities analysts’ estimates; governmental regulatory action; adverse change in general market conditions or economic trends; acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this AIF. In addition, the market price for securities in stock markets including Common Shares may experience significant price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that may be unrelated or disproportionate to changes in the Company's operating and financial performance.

Vermilion Energy Inc. ■ Page 59 ■ 2023 Annual Information Form

Hedging arrangements

Vermilion may enter into agreements to fix commodity prices, interest rates, and foreign exchange rates to offset the risks affecting the business. To the extent that Vermilion engages in price risk management activities to protect the Company from unfavourable fluctuations in prices and rates, the Company may also be prevented from realizing the full benefits of favourable fluctuations in prices and rates.

To the extent that risk management activities and hedging strategies are employed to address these risks, the Company would also be exposed to risks associated with such activities and strategies, including: counterparty risk, settlement risk, basis risk, liquidity risk and market risk. These risks could impact or negate any benefits of risk management activities and hedging strategies.

In addition, commodity hedging arrangements could expose the Company to the risk of financial loss if: production falls short of the hedged volumes; there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangements; or a sudden unexpected event materially impacts oil and natural gas prices.

Inflationary pressures

The Company’s financial position, financial performance, and cash flows are impacted by global inflation. An increase in inflation could impact the costs of to operate our business, including future capital expenditures, recurring costs to operate, and commodity prices.

Operational risks

Increase in operating costs or a decline in production level

The Company's financial performance, financial position, and cash flows are affected by the Company's operating costs and production levels. Operating costs may increase and production levels may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control.

Production levels may decline due to an inability for Vermilion to market oil and natural gas production. This could result from the availability, proximity and capacity of gathering systems, pipelines and processing facilities that Vermilion depends on in the jurisdictions in which it operates.

Operating costs could increase as a result of blowouts, environmental damage, unforeseen circumstances related to climate-change, and other unexpected and dangerous conditions which could result from a number of operating and natural hazards associated with Vermilion's operations. In addition to higher costs, Vermilion may have a potential liability to regulators and third parties as a result. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Operator performance and payment delays

Continuing production from a property are dependent upon the ability of the operator of the property, and the operator may fail to perform these functions properly. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Weather conditions

Vermilion's operations may be impacted by changing weather conditions, which may include: changes in temperature extremes, changes in precipitation patterns (including drought and flooding), rising sea levels, and increased severity of extreme weather events such as cyclones or floods. These events can impact Vermilion's operations, causing shutdowns and increased costs. In the Netherlands, rising water levels could impact facilities below sea level and in Australia a severe cyclonic event could cause damage to the Company's Wandoo platform.

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Cost of new technology

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that provide them with technological advantages and may in the future allow them to implement new technologies before Vermilion does. There can be no assurance that Vermilion will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete.

Regulatory and political risks

Tax, royalty, and other government legislation

Income tax laws, royalty and other government legislation relating to the oil and gas industry in the jurisdictions in which the Company operates may change in a manner that adversely affects Vermilion.

Vermilion is exposed to increased taxation and royalties due to windfall taxes on profits. Windfall taxes have been substantively enacted within the European Union for oil and gas companies for 2022 and/or 2023 at a minimum rate of 33% calculated on taxable profits above a 20% increase in the average yearly taxable profits as compared to 2018 to 2021. There is risk that windfall taxes or similar mechanisms will be re-enacted or similar legislation could be enacted in other jurisdictions that Vermilion operates in periods of extraordinary commodity prices.

Government regulations

Vermilion's operations are governed by many levels of governments in which jurisdiction the Company operates. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licenses. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed, not obtained, or revoked, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in reduced production and increased capital, operating and compliance costs.

Policy and legal risks

Policy actions that attempt to constrain actions that contribute to the adverse effects of climate change or policy actions that seek to promote adaptation to climate change continue to evolve. Policy changes could include implementing carbon-pricing mechanisms to reduce GHG emissions, shifting energy-efficient solutions, and promoting more sustainable land-use practices. The risks and financial impact of policy changes depend on the nature and timing of the policy change.

Vermilion may be exposed to increased litigation risk relating to climate change. The oil and gas industry has seen an increase in climate-related litigation claims being brought before the courts by property owners, municipalities, and public interest organizations. Some of these claims include the failure of organizations to mitigate the impacts of climate change, failure to adapt to climate change, and the insufficiency of disclosure around material financial risks. As the value of loss and damage arising from climate change increases, litigation risk will also grow.

Political events and terrorist attacks

Political events throughout the world that cause disruptions in the supply of oil affect the marketability and price of oil and natural gas acquired or discovered by Vermilion. Political developments arising in the countries in which Vermilion operates have a significant impact on the price of oil and natural gas.

Vermilion’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Vermilion’s properties, wells or facilities or any infrastructure on which the Company relies are the subject of a terrorist attack, such attack may have a material adverse effect on Vermilion’s financial performance, financial position, and cash flows.

Vermilion Energy Inc. ■ Page 61 ■ 2023 Annual Information Form

Financing risks

Discretionary nature of dividends and share buybacks

The declaration and payment (including the amount thereof) of future cash dividends and the amount of share buybacks under the NCIB, if any, is subject to the discretion of the Board of Directors of the Company and may vary depending on a variety of factors and conditions, including the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends and the amount of the Company's cash flows. The Company's cash flows may be impacted by risks affecting the Company's business including: fluctuations in commodity prices, foreign exchange and interest rates; production and sales volume levels; production costs; capital expenditure requirements; royalty and tax burdens; external financing availability, and debt service requirements.

Depending on these and other factors considered relevant to the declaration and payment of dividends and the authorization of share buybacks by the Board of Directors and management of the Company, the Company may change its dividend policy and (or) approach to the share buybacks from time to time. Any reduction of dividends and (or) share buybacks may adversely affect the market price or value of Common Shares.

Additional financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Debt service

Vermilion may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Variations in interest rates and foreign exchange rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt. A decrease in the exchange rate of the Canadian dollar versus the US dollar would result in higher interest and ultimate principle payment on the Company's Senior Unsecured Notes.

Environmental risks

Environmental legislation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may include carbon taxes, enhanced emissions reporting obligations, mandates on the equipment specifications, and emissions regulations. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. In addition, such legislation may inhibit Vermilion's ability to operate the Company's assets and may make it more difficult for Vermilion to compete in the acquisition of new property rights. Presently, the Company does not believe the financial impact of these regulations on capital expenditures and earnings will be material. However, the Company actively monitors and assesses its exposure to this legislation.

Vermilion expects to incur abandonment and reclamation costs in the ordinary course of business as existing oil and gas properties are abandoned and reclaimed. These costs may materially differ from the Company's estimates due to changes in environmental regulations.

Vermilion Energy Inc. ■ Page 62 ■ 2023 Annual Information Form

Vermilion's exploration and production facilities and other operations and activities emit some amount of greenhouse gases, which may be subject to legislation regulating emissions of greenhouse gases. This may result in a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. It is possible that future regulations may require further reductions of emissions or emissions intensity.

Hydraulic fracturing regulations

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate oil and natural gas production. Hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase Vermilion's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves, as well as increase costs.

With activist groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies, Vermilion's corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing. In addition, concerns regarding hydraulic fracturing may result in changes in regulations that delay the development of oil and natural gas resources and adversely affect Vermilion's costs of compliance and reputation. Changes in government may result in new or enhanced regulatory burdens in respect of hydraulic fracturing which could affect Vermilion's business.

Climate change

In addition to other climate-related risks discussed elsewhere in this AIF, Vermilion faces transition risks and physical risks, which are described in detail in the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca.

Transition risks are risks that relate to the transition to a lower-carbon economy. Transition risks impact the volatility of oil and gas prices (as consumer demand for oil and gas may decrease); environmental legislation and hydraulic fracturing regulations (which may delay or restrict the development of oil and gas); the ability to obtain additional financing (as sources of financing for oil and gas development may become more restricted); and the reliance on key personnel, management, and labour (as the workforce may transition to other sources of energy development). Practices and disclosures relating to environmental matters, including climate change, are attracting increasing scrutiny by stakeholders. Vermilion’s response to addressing environmental matters can impact the Company’s reputation and affect the Company's ability to hire and retain employees; to compete for reserve acquisitions, exploration leases, licenses and concessions; and to receive regulatory approvals required to execute operating programs.

Physical risks relate to the physical impact of climate change, which can be event driven (acute) or longer-term shifts (chronic) in climate patterns. Physical risks can have financial implications for the Company, such as direct damage to assets and indirect impacts from production disruptions. Physical risks may also increase Vermilion's operating costs.

Acquisition and expansion risks

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licenses, concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Vermilion Energy Inc. ■ Page 63 ■ 2023 Annual Information Form

International operations and future geographical/industry expansion

The operations and expertise of Vermilion's management are currently focused primarily on oil and natural gas production, exploration and development in three geographical regions, North America, Europe and Australia. In the future Vermilion may acquire or move into new industry related activities, enter into new geographical areas, or acquire different energy related assets. These actions may result in unexpected risks or alternatively, significantly increase the Company's exposure to one or more existing risk factors.

Acquisition assumptions

When making acquisitions, Vermilion estimates the future performance of the assets to be acquired. These estimates are subject to inherent risks associated with predicting the future performance of those assets. These estimates may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them.

Failure to realize anticipated benefits of prior acquisitions

Vermilion may complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Reserve estimates

Reserves and estimated future net revenue to be derived from reserves are estimates and have been independently evaluated by McDaniel & Associates. The estimation of reserves is a complex process and requires significant judgment. Actual production and ultimate reserves will vary from those estimates and these variations may be material.

Assumptions incorporated into the estimation of reserves are based on information available when the estimate was prepared. These assumptions are subject to change and many are beyond the Company's control. These assumptions include: initial production rates; production decline rates; ultimate recovery of reserves; timing and amount of capital expenditures; marketability of production; future prices of crude oil and natural gas; operating costs; well abandonment costs; royalties, taxes, and other government levies that may be imposed over the producing life of the reserves.

In addition, estimates of reserves that may be developed and produced in the future are often based on methods other than actual production history, including: volumetric calculations, probabilistic methods, and upon analogy to similar types of reserves. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. As such, reserve estimates may require revision based on actual production experience.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Other risks

Cyber security

Vermilion manages cyber security risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company's reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks including:

Vermilion Energy Inc. ■ Page 64 ■ 2023 Annual Information Form

a)	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
b)

Regularly conducted comprehensive third party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.

c)	Disaster recovery planning, ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.

Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business. Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cyber security event of a material nature in the last three years. As it is difficult to quantify the significance of such events, cyber attacks such as, security breaches of company, customer, employee, and vendor information, as well as hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data, may in certain circumstances be material and could have an adverse effect on Vermilion’s business, financial condition and results of operations. As result of the unpredictability of the timing, nature and scope of disruptions from such attacks, Vermilion could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of its systems and networks or financial losses, any of which could have a material adverse effect on Vermilion’s competitive position, financial condition or results of operations.

Accounting adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements and such adjustments may be viewed unfavourably by the market and may result in an inability to borrow funds or a decline in price of Common Shares.

Ineffective internal controls

Effective internal controls are necessary for Vermilion to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, including those that may be imposed on Vermilion under Canadian Securities Laws and applicable U.S. federal and state securities laws, Vermilion cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Vermilion's results of operations or cause the Company to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Vermilion or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Vermilion's consolidated financial statements and may result in a decline in the price of Common Shares.

Reliance on key personnel, management, and labour

Vermilion's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Vermilion does not have any key person insurance in effect. The contributions of Vermilion's existing management team to immediate and near term operations are likely to be of central importance. In addition, the labour force in certain areas in which the Company operates is limited and the competition for qualified personnel in the oil and natural gas industry is intense. Vermilion expects that similar projects or expansions will proceed in the same area during the same time frame as the Company's projects. Vermilion's projects require experienced employees, and such competition may result in increases in compensation paid to such personnel or in a lack of qualified personnel. There can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the business.

Potential conflicts of interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of companies which compete with Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

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Ukraine War / Middle East conflict

During 2022, Russian military forces invaded Ukraine resulting in a war between the two countries. The ongoing conflict between countries has impacted the supply of oil and gas from the region and has resulted in countries throughout the world imposing financial and trade sanctions against Russia which have had macroeconomic effects.

The risks disclosed in the Risk Factors section above may be exacerbated as a result of the Ukraine war, including: market risks including volatility of oil and gas prices, volatility of foreign exchange rates, volatility of market price of common shares, hedging arrangements; regulatory and political risks including tax, royalty, and other government legislation; financing risks including additional financing, debt service, variations in interest rates and foreign exchange rates; acquisition and expansion risks including international operations and future geographical/industry expansion, acquisition assumptions, failure to realize anticipated benefits of prior acquisitions.

In addition to the Ukraine war, hostilities in the Middle East could adversely affect the global economy and impact oil and gas prices.

Additional Information

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca under Vermilion’s SEDAR+ profile. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2023.

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Appendix A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.

We have evaluated the Company’s reserves data as at December 31, 2023. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2023, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2023, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

		Location of Reserves		Net Present Value of Future Net Revenue
Independent Qualified Reserves	Effective Date of	(Country or Foreign		(before income taxes, 10% discount rate - $M)
Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd	December 31, 2023	Australia	—	418,618	—	418,618
McDaniel & Associates Consultants Ltd	December 31, 2023	Canada	—	2,651,014	—	2,651,014
McDaniel & Associates Consultants Ltd	December 31, 2023	CEE	—	115,814	—	115,814
McDaniel & Associates Consultants Ltd	December 31, 2023	France	—	704,419	—	704,419
McDaniel & Associates Consultants Ltd	December 31, 2023	Germany	—	851,047	—	851,047
McDaniel & Associates Consultants Ltd	December 31, 2023	Ireland	—	1,081,824	—	1,081,824
McDaniel & Associates Consultants Ltd	December 31, 2023	Netherlands	—	271,739	—	271,739
McDaniel & Associates Consultants Ltd	December 31, 2023	United States	—	368,300	—	368,300
Total			—	6,462,773	—	6,462,773

6.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

McDaniel & Associates Consultants Ltd., Calgary, Alberta, Canada, March 5, 2024

"Michael J. Verney"
Michael J. Verney, P.Eng.
Executive Vice President

Vermilion Energy Inc. ■ Page 67 ■ 2023 Annual Information Form

Appendix B

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and related future net revenue as at December 31, 2023, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to the Annual Information Form of the Company for the year ended December 31, 2023.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

“Dion Hatcher”
Dion Hatcher, President and Chief Executive Officer

"Lars Glemser"
Lars Glemser, Vice President and Chief Financial Officer

“Robert Michaleski”
Robert Michaleski, Director and Chairman of the Board

“William Roby”
William Roby, Director

March 6, 2024

Vermilion Energy Inc. ■ Page 68 ■ 2023 Annual Information Form

Appendix C

Audit Committee Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of Vermilion Energy Inc. (the "Corporation") in its oversight role with respect to matters including:

i.	the Corporation’s accounting and financing reporting processes and the audit of the Corporation’s financial statements;
ii.	the quality and integrity of financial information;
iii.	the Corporations’ compliance with legal and regulatory requirements;
iv.	the effectiveness of the Corporation’s systems of disclosure controls and internal controls regarding finance, accounting, legal, regulatory compliance and ethics;
v.	the effectiveness or risk management and compliance practices;
vi.	recommend the independent external auditors’ appointment (the “auditor”) performance, qualifications and independence;
vii.	related party transactions; and
viii.	the preparation of a report of the Committee to be included in the annual management proxy circular of the Corporation,

with management of the Corporation responsible for the Corporation's financial reporting, information systems, risk management, disclosure controls, internal controls and compliance.

1.	Committee Structure and Operations

1.1	The Committee shall consist of not less than three directors and not more than five directors.
1.2

Each member of the Committee shall satisfy the applicable independence(1) and experience requirements of the laws governing the Corporation and the applicable rules of any stock exchange on which the Corporation’s securities are listed.

1.3

All Committee members shall be "financially literate"(2), and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s securities are listed.

1.4

No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the member's independence or the ability of such member to serve effectively on the Committee.

1.5	The Committee shall meet at least four times each year.
1.6	The Committee shall meet in-camera without management present with: (i) the external auditor, (ii) the internal auditor; and (iii) the members of the Committee.

2.	Financial Information and Reporting

2.1	The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i.	Review and recommend approval of the Corporation's annual financial statements and related MD&A and earnings press releases.
ii.	Review and recommend approval of the Corporation's quarterly financial statements and related MD&A and earnings press releases.
iii.

Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

iv.	Review and recommend approval by the Board of the Corporation's Annual Information Form and any financing disclosure documents (as required).

1

Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.

2

The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Vermilion Energy Inc. ■ Page 69 ■ 2023 Annual Information Form

2.2	Review and consider:

i.	The critical accounting policies and financial reporting practices used by the Corporation (including the appropriateness thereof).
ii.

Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

iii.

Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (the “IFRS”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

iv.

Any management letter or schedule of unadjusted differences provided by the auditor and the Corporation’s response to that letter and other material written communication between auditor and management.

v.

Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the auditor’s activities or on access to requested information and management’s response thereto.

vi.	Any new or pending developments in accounting and reporting standards that may affect the Corporation.
vii.	The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.
viii.	Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.
ix.

The use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

x.	The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.
xi.

Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xii.	Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

3.Oversight of Independent External Auditor

3.1

Recommend to the Board for approval the auditor to be appointed auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

3.2	Recommend to the Board the remuneration of the auditor.
3.3	Review and approve the scope and terms of all audit engagements.
3.4	Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.
3.5	Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the auditor.
3.6	Oversee the performance by the auditor of its engagement and report to the Board on relevant matters, including but not limited to:
i.	The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.
ii.	Any significant accounting or financial reporting issues.
iii.	Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, identified by the auditor.
iv.	The resolution of any disagreements between management and the auditor regarding financial reporting.
3.7	Evaluate the qualifications, performance and independence of the auditor, including:
i.	Review and evaluate the proposed lead audit partner.
ii.	Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.
iii.

Receive on periodic basis a written statement from the auditors confirming its independence, including a list of relationships between the auditor and the Corporation that may reasonably be expected to impact the independence of the auditor.

iv.

Discuss with the auditor any relationships or services that the auditor reasonably believes may affect the objectivity and independence of the auditors, and recommend to the Board appropriate action in response thereto.

v.	Annually request and review a report from the auditor regarding:
a)	the auditor’s quality-control procedures;
b)

any material issues raised by the most recent quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and

c)	any steps taken in respect of any such issues.
3.8	Ensure the auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.
3.9	Meet with auditor in camera without management present.

Vermilion Energy Inc. ■ Page 70 ■ 2023 Annual Information Form

4.Risk Management Oversight

4.1

The Committee is responsible for the oversight of management’s identification, and evaluation, of the Corporation’s principal risks, and the implementation of appropriate policies, processes and systems to manage or mitigate the risks within the Corporation’s risk framework.

4.2	The Committee shall:
i.	Oversee, and ensure management reports annually to Board in respect of:
a)	the Corporation's principal risks and overall risk profile;
b)	the Corporation's strategies in addressing its risk profile;
c)	the processes, policies, procedures and controls in place to manage or mitigate the Corporation's principal risks; and
d)	the overall effectiveness of the enterprise risk management process and program.
ii.	Oversee the Corporation's credit and counterparty, market and financial, political and strategic, and repatriation risks.
iii.	Receive and review managements' annual risk register update including an update on residual risks.
iv.

Review the Corporation's annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5.Internal Controls

5.1	Oversee, and review and approve as required:
i.	Processes adopted by management for establishing effective internal control over financial reporting (the "ICFR") and disclosure controls and procedures (the "DC&P").
ii.	The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.
iii.	Changes to the Corporation's ICFR, DC&P and management information systems.
iv.	Oversee management's certification of ICFR and DC&P.
v.	Spending authority and approval limits.

6.Information Technology – Cyber Security

6.1	Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation's core IT operating systems.
6.2	Review annually (or more frequently as the Committee may request) the Corporation's cyber security programs and their effectiveness.
6.3	Receive as frequently as the Committee may request an update on the Corporation's compliance program for cyber threats and security.
6.4	Ensure significant breaches are reported in accordance with best governance practices.

7. Environment, Social and Governance (“ESG”)

7.1	In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation
7.2	Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.
7.3	Review ESG disclosure.

8.General Compliance

8.1Oversee, and periodically review, procedures for:

i.

The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii.	Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
iii.	The review and approval of the President and Chairman’s expenses and perquisites.
iv.	The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.

Vermilion Energy Inc. ■ Page 71 ■ 2023 Annual Information Form

Duties and Responsibilities	Meeting

	Q1	Q2	Q3	Q4
2. Financial Information and Reporting
2.1 Responsibilities include:
i. Review and recommend approval of the Corporation's annual financial statements, and related MD&A and earnings press releases.	✓
ii. Review and recommend Board approval of quarterly financial statements, MD&A and press release.		✓	✓	✓

iii. Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

	✓	✓	✓	✓
iv. Review Annual Information Form	✓
2.2 Review and consider:
i. The critical accounting policies and financial reporting practices used by the Corporation, including the appropriateness thereof.	As needed.

iIi. Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

As needed.

iii. Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

As needed.

iv. Any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management.

As needed.

v. Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto.

As needed.
vi. Any new or pending developments in accounting and reporting standards that may affect the Corporation.	As needed.
vii. The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.	As needed.
viii. Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.	As needed.

ix. The use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

As needed.
x. The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.	As needed.

xi. Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements.

As needed.
xii. Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.	As needed.

3. Independent External Auditor

3.1 Recommend to the Board for approval the independent auditor to be appointed as auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

✓
3.2 Recommend to the Board the remuneration of the independent auditor.	✓
3.3 Review and approve the scope and terms of all audit engagements.	✓
3.4 Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.	As needed.
3.5 Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the independent auditor.	As needed.
3.6 Oversee the performance of independent external auditor and report to the Board on the relevant items.	✓	✓	✓	✓
i. The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.	✓	✓	✓	✓
ii. Any significant accounting or financial reporting issues.	✓	✓	✓	✓
iii. Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general identified by the auditor.	✓	✓	✓	✓
iv. The resolution of any disagreements between management and external auditor regarding financial reporting.	✓	✓	✓	✓
3.7 Evaluate the qualifications, performance and independence of the auditor
i.Review and evaluate the proposed lead audit partner.	✓	✓	✓	✓
ii. Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.	✓	✓	✓	✓

iii. Receive on periodic basis a written statement from the external auditors confirming its independence, including a list of relationships between the external auditor and the Corporation that may reasonably be expected to impact the independence of the external auditor.

	✓	✓	✓	✓

iv. Discuss with the external auditor any relationships or services that the external auditor reasonably believes may affect the objectivity and independence of the external auditors, and recommend to the Board appropriate action in response thereto.

	✓	✓	✓	✓

v. Annually request and review a report from the external auditor regarding:

-Auditor’s quality control procedures.

-Any material issues raised by the most recent quality-control review.

-Steps taken in respect of any such issues.

✓
3.8 Ensure the external independent auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.				✓
3.9 Meet with auditor in camera without management present.	✓	✓	✓	✓

Vermilion Energy Inc. ■ Page 72 ■ 2023 Annual Information Form

Duties and Responsibilities	Meeting

	Q1	Q2	Q3	Q4
4. Risk Management
4.2 The Committee shall:	✓	✓	✓	✓

i.Oversee, and ensure management reports and reviews annually to the Board in respect of:

- the Corporation's principal risks and overall risk profile;

- the Corporation's strategies in addressing its risk profile;

- the processes, policies, procedures and controls in place to manage or mitigate the Corporation’s principal risks; and

- the overall effectiveness of the enterprise risk management process and program.

ii. Oversee the Corporation's credit and counterparty, market and financial, political and strategic, and repatriation risks.	✓	✓	✓	✓
iii. Receive and review managements' annual risk register update including an update on residual risks.			✓

iv. Review the Corporation's annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5. Internal Controls
5.1 The Committee shall review and approve as required:
i.Processes adopted by management for establishing effective internal control over financial reporting ICFR and DC&P.	✓	✓	✓	✓
ii. The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.	✓	✓	✓	✓
iii. Changes to the Corporation's ICFR, DC&P and management information systems.	✓	✓	✓	✓
iv. Oversee management's certification of ICFR and DC&P.	✓	✓	✓	✓
v. Spending authority and approval of limits.	✓	✓	✓	✓

6. Information Technology – Cyber Security
6.1 Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation's core IT operating systems.				✓
6.2 Review annually (or more frequently as the Committee may request) the Corporation's cyber security programs and their effectiveness.				✓
6.3 Receive as frequently as the Committee may request an update on the Corporation's compliance program for cyber threats and security.	As needed.
6.4 Ensure significant breaches are reported in accordance with best governance practices.	As needed.

7. Environment, Social and Governance (“ESG”)
7.1 In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation.	✓	✓	✓	✓
7.2 Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.	✓	✓	✓	✓
7.3 Review ESG disclosure.	✓	✓	✓	✓

8. General Compliance
8.1 Oversee, and periodically review procedures for:	As needed.

i.The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

As needed.
ii.Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.	As needed.
iii.The review and approval of the President and Chairman’s expenses and perquisites.	As needed.
iv.The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.	As needed.
8.2 Review this mandate and make recommendations to the Board as appropriate.				✓

Vermilion Energy Inc. ■ Page 73 ■ 2023 Annual Information Form